This is an amended confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 7, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Skillful Craftsman Education Technology Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number No.)

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

Tel: (86) 0510-81805788

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	Ralph V. De Martino, Esq. F. Alec Orudjev, Esq. Cavas Pavri, Esq. Schiff Hardin LLP 901 K Street NW Suite 700 Washington, D.C. 20001 Phone (202) 778-6400 Fax: (202) 778-6460

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Ordinary shares, par value $0.0001 per share (2)	$		$
Underwriter Warrants (3)		$-		$-
Ordinary shares underlying Underwriter Warrants (2) (4)	$		$
Total	$		$

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes ordinary shares that are issuable upon the exercise of the over-allotment option of The Benchmark Company LLC and Axiom Capital Management, Inc. (the “Underwriters”).

(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional ordinary shares as may be issued after the date hereof as a result of share splits, share capitalization or similar transactions.

(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the Underwriter’s warrants (“Underwriter Warrants”) are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)	As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have agreed to issue to the underwriters, upon closing of this offering, the Underwriter Warrants exercisable for a period of five years from the effective date of this registration statement entitling the representative to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to 120% of the public offering price. Resales of shares issuable upon exercise of the Underwriter Warrants are being similarly registered on a delayed or continuous basis. See “Underwriting.” As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter Warrants is $[●] (which is equal to 120% of $[●] ).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated [ ● ], 2019

                               Ordinary Shares

Skillful Craftsman Education Technology Limited

This is the initial public offering of ordinary shares of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company. We are offering ordinary shares on a firm commitment basis. We expect the initial public offering price of the shares to be $ per share. Prior to this offering, there has been no public market for our ordinary shares. We have applied to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “NGJY.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed. We will not consummate this offering until we receive approval for listing from the Nasdaq.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

No offer or invitation to subscribe for any securities may be made to the public in the Cayman Islands.

	Per Share	Total
Public offering price	$	$
Underwriting fee and commissions(1) (2)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discount and commissions equal to (i) 7.0% per share (or $[●] per share), which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters; and (ii) 5% per share (or $[●] per share), which is the underwriting discount we have agreed to pay on investors in this offering introduced by us.

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(2)	Does not include a non-accountable expense allowance equal to 1.5% of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. In addition to the underwriting discounts listed above and the non-accountable expense allowance described in the footnote, we have agreed to issue upon the closing of this offering, compensation warrants to The Benchmark Company, LLC, as representative of the underwriters, exercisable for a period of five years from the effective date of this registration statement entitling the representative to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to 120% of the public offering price. The registration statement of which this prospectus is a part also covers such warrants and the shares issuable upon the exercise thereof. See “Underwriting” of this prospectus for additional information regarding total underwriter compensation.

We have granted the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [●] shares on the same terms as the other shares being purchased by the underwriters from us.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting,” on or about         , 2019.

The Benchmark Company LLC	Axiom Capital Management, Inc.

The date of this prospectus is         , 2019.

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You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from publicly available information, including industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts are reliable, we have not independently verified the data. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus. We did not commission any third party for collecting or providing data used in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 13. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” or similar terms used in this prospectus refer to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, including its wholly-owned subsidiaries and variable interest entity, unless the context otherwise indicates.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$” or “U.S. dollars” refers to the legal currency of the United States.

Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education since our inception in 2013. We currently provide approximately 407 vocational training courses that cover a wide range of subjects such as mechanics, electrical, auto repair and construction. We also provide technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from our online education services accounts for 98.6% and 98.7% of our revenue for fiscal year ended March 31, 2019 and 2018, respectively, and revenue from technology services accounts for the balance.

Our online education services primarily comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for our online vocational training can log into our platform and access pre-recorded courses in the areas of their professional development. Through our platform, virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. In response to the recently announced “1+X” policy of the PRC Ministry of Education that requires students of certain selected universities and colleges to obtain vocational training certification in six areas, we plan to expand our services to address subjects required by such policy in the near future.

We currently operate three education platforms, including the Lifelong Education Public Service Platform that is freely accessible to students, teachers and members of our strategic partners, and the Vocational Training Platform and Virtual Simulation Experimental Training Platform to our fee-paying members. There are currently over 200 courses available on the Lifelong Education Public Service Platform covering a wide range of subjects. We also offer 407 vocational training courses on our Vocational Training Platform and 5 experimental programs on our Virtual Simulation Experimental Training Platform. We believe that our courses provide college and vocational school students with practical education to prepare them for jobs in industries with strong hiring demand and also help workers in rural and urban areas and reemployment groups with operational skill development. Compared to traditional classroom-based teaching, which requires hiring and training of instructors in local sites, we are able to expand our geographic footprint to our users nationwide without impacting the quality of our course offerings and provide students and other groups across China with equal access to course materials given by experienced instructors.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 1.2 million as of December 31, 2014 to 26.3 million as of March 31, 2018 and 50.8 million as of March 31, 2019. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 1.3 million as of March 31, 2018 and 2.3 million as of March 31, 2019. Our revenue reached $14.9 million in fiscal year 2018 and $24.7 million in fiscal year 2019.

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Our education platforms are built upon cloud computing technologies. By leveraging a combination of cloud computing software, application and hardware owned by us, we provide an instant computer infrastructure and platform for our online training programs and content sharing for our strategic partners. We believe that, by capitalizing on our innovative cloud-based platform, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality.

Our goal is to position ourselves as a leading provider of online vocational education in the PRC while expanding our education and technology services based on evolving industry trends and government policies. We aim to accomplish our objective by implementing a number of growth strategies as described under "Our Strategies" below.

Our Strengths

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

•	Broad Scope of Education Materials Covering Lifelong Education

•	Expertise in Online Vocational Training

•	Innovative Cloud Computing Based System

•	Experienced Management Team

Our Strategies

We plan to implement the following strategies to achieve our goal.

•	Expand Course Offering based on Industry Trends and Government Policies

•	Integrate Online and Offline Resources for Our Virtual Simulation Experimental Training

•	Offer Professional Development Related Services by Leveraging Big Data and Artificial Intelligence Technologies

•	Develop Mobile Applications for Our Online Education Services

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Corporate History and Structure

Skillful Craftsman Education Technology Limited was incorporated on June 18, 2019 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to this offering, 55% of our outstanding ordinary shares were owned by our officers and directors and the remaining shares were owned by unaffiliated individuals and entities. We began our operations in China in 2013 and currently conduct our business through our subsidiaries and variable interest entity.

We currently have three wholly-owned subsidiaries, including Easy Skills Technology Limited, a limited liability company formed under the laws of Hong Kong and Skillful Craftsman Network Technology (Wuxi) Co., Limited, a limited liability company formed under the laws of the PRC (“WOFE” or “Craftsman Wuxi”). In 2013, we formed Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) under the laws of the PRC to primarily engage in the business of online education and technology services. Due to restrictions imposed by PRC law on foreign ownership of companies engaged in online value-added telecommunications business, we do not own equity interest in our PRC operations. Instead, WOFE controls Wuxi Wangdao, our operating entity in the PRC, through a series of contractual arrangements and we rely on dividends and other distributions paid to us by WOFE, which in turn depends on the service fees paid to WOFE from Wuxi Wangdao. If Wuxi Wangdao and its shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control, and if we are unable to maintain effective control, we would not be able to continue to consolidate Wuxi Wangdao’s financial results with our financial results. For fiscal years ended 2019 and 2018, 100% of our consolidated financial statements was derived from Wuxi Wangdao, our variable interest entity. We do not have unfettered access to revenue of our PRC subsidiary and variable interest entity due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment.

The following diagram illustrates our corporate structure as of the date of this prospectus.

Pre- IPO Ownership and Organization Chart

XIAOFENG GAO
LUGANG HUA
JUN LIU
OTHER NON-AFFILIATE SHAREHOLDERS
43%
10%
2%
45%
SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
100%
EASY SKILLS TECHNOLOGY LIMITED
Outside China
100%
SKILLFUL CRAFTSMAN NETWORK TECHNOLOGY (WUXI) LIMITED
Inside China
WUXI KINGWAY TECHNOLOGY CO., LTD.
60%
XIAOFENG GAO*
LUGANG HUA*
40%
Equity Interest
Contractual Arrangement*

*Xiaofeng Gao and Lugang Hua are shareholders of Wuxi Kingway Technology Co., Ltd. Mr. Gao and Mr. Hua have entered into a series of variable interest entity agreements with Skillful Craftsman Network Technology (Wuxi) Limited , as a result of which Skillful Craftsman Network Technology (Wuxi) Limited has gained the power, rights and obligations equivalent to those of equity owners.

Upon the consummation of this offering, we anticipate that our ownership and corporate structure will be as follows:

Post-IPO Ownership and Organization Chart

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 13, which you should read in its entirety.

•	Our Chairman and Chief Executive Officer has and will continue to exert substantial influence over our company.

•	Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the public company aspects of our business could harm us.

•	We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

•	If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

•	We rely on contractual arrangements with our PRC operating entity and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	An active trading market for our ordinary shares may not develop following this offering, and the trading price of our ordinary shares may be volatile, each of which could result in substantial losses to investors.

•	Because we are incorporated under Cayman Islands law, investors may face difficulties in protecting their interests, and investors’ ability to protect their rights through U.S. courts may be limited.

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Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the Securities and Exchange Commission, or the SEC;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Corporate Information

Our principal executive offices are located at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC, and our telephone number at that address is 86-0510-81805788. Our corporate website is www.kingwayup.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempt from complying with certain provisions of the Companies Law. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

Conventions that Apply to this Prospectus

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by third-party research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their affiliates or advisors. The information in such sources may not be consistent with other information compiled in or outside of China.

We use U.S. dollars as the reporting currency in our financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by the related translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB 6.7335 to $1.00, the exchange rate on March 31, 2019 as set forth in the release of China State Administration of Foreign Exchange system. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions — overseas investments in areas including real estate, hotels, cinemas, the entertainment industry, and sports clubs will be limited, while investments in some sectors such as gambling will be banned.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the fiscal years ended March 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the fiscal years ended March 31, 2019 and 2018.

Summary Consolidated Statements of Income data:

	For the years ended March 31,
	2019	2018
Revenue	$24,668,840	$14,910,543
Cost of revenue	(9,458,559)	(4,715,419)
Gross profit	15,210,281	10,195,124

Operating expenses:
Selling and marketing expenses	(1,832,006)	(1,148,375)
General and administrative expenses	(1,899,110)	(1,108,280)
Total operating expenses	(3,731,116)	(2,256,655)
Income from operations	11,479,165	7,938,469
Interest income	88,588	76,324
Interest expense	(195)	(114)
Income before income taxes	11,567,558	8,014,679
Income tax expense	(2,892,500)	(2,004,711)
Net profit	$8,675,058	$6,009,968
Less: net profit attributable to non-controlling interests	-	-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders	8,675,058	6,009,968

Net earnings per ordinary share, basic and diluted	0.48	0.33
Weighted average number of ordinary shares, basic and diluted	18,000,000	18,000,000

Net profit	$8,675,058	$6,009,968
Other comprehensive (loss) /income:
Foreign currency translation adjustment	(735,192)	722,635
Total comprehensive income	7,939,866	6,009,968

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Summary Consolidated Balance Sheet Data, Statements of Financial Position

	As of March 31
	2019	2018
Total current assets	$11,716,226	$5,069,793
Total assets	43,537,673	30,054,212
Total current liabilities	15,845,805	18,975,046
Total liabilities	24,518,641	18,975,046
Total Shareholders’ Equity	19,019,032	11,079,166

Summary Consolidated Statements of Cash Flow Data:

	For the years ended March 31,
	2019	2018
Net cash provided by operating activities	$20,292,760	$16,952,108
Net cash used in investing activities	(15,746,284)	(15,073,518)
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents	5,466,216	848,296
Cash and cash equivalents at beginning of period	4,896,067	4,047,771
Cash and cash equivalents at end of period	10,362,283	4,896,067

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The Offering

Securities being offered:	ordinary shares on a firm commitment basis.

Initial offering price:	We estimate the initial public offering price for the ordinary shares will be $ per ordinary share.

Number of ordinary shares outstanding before the offering:	18,000,000 ordinary shares.

Number of ordinary shares outstanding after the offering:	ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and ordinary shares, assuming no exercise of the underwriters’ over-allotment option.

Underwriters’ Over-Allotment Option	We have granted the underwriters an option for a period of up to 45 days to purchase up to additional ordinary shares.

Use of proceeds:	We intend to use the net proceeds of this offering for the development of additional online courses, vocational education mobile application and additional platforms for vocational education and related services. For more information on the use of proceeds, see “Use of Proceeds” on page 47.

Lock-up agreements	Our directors and officers and certain shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We have applied to have our ordinary shares listed on the Nasdaq under the symbol “NGJY.”

Risk factors:	Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 13.

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RISK FACTORS

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we are not able to continue to attract students to register on our training platforms or successfully convert our nonpaying registered members to fee-paying members, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of student members enrolled in our training platforms. Therefore, our ability to continue to attract students to register on our training platform is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new courses and enhance existing courses to respond to changes in market trends and student demands, manage our growth while maintaining consistent and high education quality, broaden our relationships with strategic partners and market our courses effectively to a broader base of prospective students. Furthermore, our ability to attract students also depends on our ability to provide educational content that is perceived as more effective than the standard curricula of universities in China in terms of practical job-oriented training. If we are unable to continue to attract students to register on our platform, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, the majority of our revenue is derived from fees paid by our members. The conversion of our nonpaying registered members to fee-paying members is key to our ability to generate revenue. As of March 31, 2019, only 4.5% of our total registered members were fee-paying members. We cannot assure you that our nonpaying registered members will convert into fee-paying members in the future. Such conversion is subject to a number of factors such as compatibility of our fee-paying programs with market demands for vocational and other skills, changes in policies of the MOE and our ability to maintain and expand our strategic cooperation with education industry associations, vocational schools and universities. If our nonpaying registered members do not convert into fee-paying members, our business, financial condition and results of operations will be adversely affected.

We may not be able to improve the content of our existing courses, develop new courses or services in a timely or cost-effective manner.

Historically, our core business centered on the vocational education courses offered through our platform. We have since expanded our course offerings to target students. We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students. If we cannot respond effectively to changes in market demands, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

The effectiveness of our program depends on the success of our personalized learning approach to vocational education, which in turn is determined by the efficiency of our data analytics know-how. We might not be able to continue to efficiently monitor and analyze relevant data important for us to provide a personalized learning experience for our students, or to continue to drive our curriculum development and other operational aspects of our platforms.

The timing of the introduction of new courses is subject to risks and uncertainties, including our ability to attract students. Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. Unexpected technical, operational, logistical or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these courses or programs will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or contribute the desired level of income. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing course catalogue. If we are unable to continuously improve the content of our existing courses, or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

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If we are not able to continually tailor our curriculum to market demand and enhance our courses to adequately and promptly respond to developments in the PRC job market, our courses may become less attractive to students.

New trends in the global economy and rapid developments in the services industries may change the type of skills required for workers in the marketplace. This requires us to continually develop, update and enhance our course materials to adapt to the needs of the job market in China. We may be unable to update our courses in a timely and cost-effective manner, or at all, to keep pace with changes in market requirements. Any inability to track and respond to these changes in a cost-effective and timely manner or to tailor our courses to the job markets in China would render our courses less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and cause us to lose market share.

If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Since our inception, our primary focus has been on providing vocational education services. We have since expanded our course offerings to include college students training. We intend to continue developing new courses in anticipation of market demand. The introduction of new courses is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new courses. Moreover, we cannot assure you that any of these new courses will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income for our students.

Offering new courses requires us to make investments in content development, recruit and train additional qualified instructors and teaching assistants, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses and may need to modify our systems and strategies to incorporate new courses into our existing course offerings. In offering courses in new subject areas, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified instructors to develop the content for these new courses. If we are unable to offer new courses in a timely and cost-effective manner, our results of operations and financial condition could be adversely affected.

If our students’ level of performance deteriorates or satisfaction with our services declines, the students may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends in part on our ability to deliver a satisfactory learning experience and improved academic results and skillsets. Our services may fail to improve a student’s academic performance or skillsets, and a student may perform below expectations even after completing our courses. Additionally, student satisfaction with our services may decline. A student’s learning experience may also suffer if our courses do not meet his expectations. We generally offer refunds for the remaining portion of the students’ membership fees if they become unsatisfied with our programs and submit their refund request with our customer services Department. If a significant number of students fail to improve their academic performance or skillsets after attending our courses or if their learning experiences with us are unsatisfactory, they may decide to withdraw from our programs and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operating results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract new fee-paying members and customers, maintain relationships with existing members and customers, and expand into new territories in China;

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•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	general economic, industry and market conditions in China;

•	our emphasis on customer experience instead of near-term growth; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

Our new courses and services may compete with our existing courses and services.

We are constantly developing new courses and services to meet changes in student demands, school curriculum, testing materials, government policies, market trends and technologies. While some of the courses and services that we develop will expand our current course catalogue and services and increase student enrollment, others may compete with or render obsolete our existing courses and services without increasing our total student enrollment. If we are unable to increase our total student enrollment and profitability as we expand our course catalogue and services, our business and growth may be adversely affected.

If we are unable to control costs or implement efficient security system in connection with our cloud computing system, our business, financial condition and results of operations will be adversely affected.

While most of our competitors in the online education market rely on cloud systems operated by third parties to operate their platforms and online programs, we operate our own cloud computing system consisting of cloud computing software, application and hardware. Although such system provide an instant computer infrastructure and platform for our online training programs and content sharing with our strategic partners, we incur expenses as a result of continuous development and maintenance of such system, which might be higher than the expenses of using third party cloud computing systems. In addition, operating a could computing system requires establishing and implementing an efficient data management and security system. If our data management system turns out to be inefficient, our business, reputation and financial condition will be adversely affected.

We may not be able to adopt new technologies important to our business.

Technology standards in internet and value-added telecommunications services and products in general, and in online education in particular, may change over time. If we fail to anticipate and adapt to technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks related to new courses, our reputation and business may be materially and adversely affected.

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their performance in the courses they have taken. If students feel that we are not providing them the experience they are seeking, they may choose not to renew their existing packages. For example, our courses may fail to significantly improve a student’s performance in the relevant subject area. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our lessons and teaching methods. Students also need to be self-motivated in order to successfully complete the courses in which they enroll. If students’ performances decline as a result of their own study habits or inability to learn the course material, they may not renew their memberships with us or refer other students to us, which could materially adversely affect our business.

A student’s learning experience may also suffer if his user experience does not meet expectations. If a significant number of students fail to significantly improve their proficiency in the applicable course subject after taking our lessons or if their learning experiences with us are unsatisfactory, they may not renew their memberships with us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

Failure to protect the confidential information of our teachers, students and other customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online education industry is the secure storage of confidential information and its secure transmission over public networks. Most purchases of our membership are made through our websites. In addition, online payments for our membership are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

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We have adopted security policies and measures to protect our proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our users’ visits to our websites. Such individuals or entities obtaining our clients’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity regarding our websites’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the internet may occur and we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store and process the data of our students and clients. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our students and other clients. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other student data, could cause our students to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online education services generally, which may negatively impact our business prospects.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, as well as the level of hiring demand of positions in the areas of our training, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by our courses, which could materially and adversely affect our financial condition and results of operations.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the price of our products and services, our financial condition and results of operations may be adversely affected.

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Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including software developers and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

Allegations, harassment or other detrimental conduct by third parties, as well as the public dissemination of negative, inaccurate or misleading information about us, could harm our reputation and adversely affect the price of our ordinary shares.

We may be subject to allegations by third parties or purported current or former employees, negative internet postings and other negative, inaccurate or misleading publicity related to our business and operations. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to our board, advisors, regulatory agencies, media or other organizations. Depending on their nature and significance, we may need to conduct internal investigations to appropriately review any such allegations. We may also be subject to government or regulatory inquiries or, investigations or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Allegations may be posted on the internet, including social media platforms, by anyone anonymously. Any negative, inaccurate or misleading publicity about us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers’ and participants’ posts, often without filters or checks on the accuracy of the content posted. Information posted on the internet or otherwise publicly released, including by us or our employees, may be inaccurate or misleading, and the information or the inaccurate or misleading nature of the information, may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative, inaccurate, or misleading information about our business and operations, which in turn may cause us to lose market share or students, and adversely affect the price of our ordinary shares.

Our business depends on the continued efforts of our senior management, particularly Mr. Xiaofeng Gao. If Mr. Gao or one or more other of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Xiaofeng Gao, our Chairman and Chief Executive Officer, and our other executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

Although not currently planned, in the future we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our services;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	regulatory risks; and

•	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from our business strategy, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

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We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

•	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

We will be subject to changing laws, rules and regulations in the U.S. and other jurisdictions regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our business is subject to risks related to lawsuits and other claims brought by our clients or business partners. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to lawsuits and other claims in the ordinary course of our business. We are currently not involved in any lawsuits with our customers. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

We currently own 17 PRC copyright registrations. Our intellectual property rights are key to our operations and business prospects.

Our success and ability to compete also depend in part on protecting our own intellectual property. We rely on a combination of copyrights, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate.

Third parties may seek to challenge, invalidate or circumvent our copyrights, trade secrets, and other rights or applications for any of the foregoing. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, a third-party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. laws and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from government publications and publicly available third-party publications. Statistical data in these publications also include projections based on a number of assumptions. The online education industries may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

In addition, we have not independently verified the data and information contained in such third-party publications and reports and we did not commission any such third party for collecting or providing the data used in this prospectus. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, we do not have any business liability, disruption insurance or product liability insurance, except auto insurance, to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may be delayed in processing mail received at our registered office.

Mail addressed to us and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiary is subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

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As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC governmental regulation of the internet industry include, but are not limited to, the following.

We only have control over our websites through contractual arrangements. We do not own the websites in China due to the restriction of foreign investment in businesses providing value-added telecommunication services and internet audio-visual program services in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or “MIIT,” and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. If new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations when they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Wuxi Wangdao holds an ICP license and operates our websites. Wuxi Wangdao owns the relevant domain names and software copyrights and has the necessary personnel to operate such websites.

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The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects.

The self-taught education industry in China and our business are subject to regulations and policies in various respects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of education in China. We may need to change our business practices in order to comply with the new rules and regulations or adapt to policy changes, but we may not be able to do so timely and efficiently. Any such failure may subject us to administrative fines or penalties or other negative consequences which could materially and adversely affect our brand name, reputation, business, financial condition and results of operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

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We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

Under the Provisions on the Administration of the Publication Market, or Publications Market Measures, which was jointly promulgated by the State Administration of Press Publication Radio Film and Television (“SAPPRFT”) and MOFCOM and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “wholesale, retail, rental, exhibition and other activities,” Where an entity or individual is engaged in the distribution of publications via the internet or other information networks, it or he/she shall obtain the operation permit for publications.

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which was modified on March 10, 2017. The Categories clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories, among which the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online are covered. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “Internet audio-video programs.”

On our vocational education platform, we offer recorded audio-video lectures to our enrolled students only. We believe the limited scope of our audience and the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the lessons. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. We will also pay close attention to the development of supervision regarding the Internet Audio-Visual Program Services and will apply for such licenses to the competent PRC authorities in case it is needed in the future.

In addition, as supplementary course materials, we offer certain audio-video contents on our websites for the review of all registered members. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-video program service” under the Audio-Visual Program Provisions, we may be required to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may not be able to obtain such license and we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content. We cannot assure you that the measures we have taken will be deemed adequate by the authorities and we will not be subject to any penalties or legal sanctions in the future for our use of audio or video contents on our websites.

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China and any failure to comply with these requirements may materially adversely affect our business and results of operations.

The internet industry in China is highly regulated by the PRC government. See “Regulations—Regulations on Value-Added Telecommunications Services.” We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out, and we may be required to obtained additional licenses and permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. We currently, through our PRC variable interest entity, Wuxi Wangdao, holds an ICP license for our websites, which is valid through December 29, 2018 to December 29, 2023 and is subject to annual review. Wuxi Wangdao, however, may be required to obtain additional licenses or expand the authorized business scope covered under the licenses it currently holds. For example, the contents we use on our websites, primarily including the course materials, may be deemed “Internet cultural products,” and our use of those contents may be regarded as “Internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our online platforms as currently there is no further official or publicly-available interpretation of those definitions. Also, we may be required to obtain a Publication Business Operating License for distribution of course books or other course materials, including electronic version, to members of our platforms. In addition, our providing content through our online platform may be regarded as “online publishing” and may thus subject us to the requirement of obtaining an Online Publishing License. If Wuxi Wangdao fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

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Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. For example, as a result of China’s current nationwide anti-corruption campaign, public school spending has become strictly regulated. To comply with the expenditure control policies of the Chinese government, many public universities, including our clients, temporarily reduced their self-taught education spending in 2017. This caused the demand for our courses in 2017 to decrease. If our clients continue to reduce their demand for our services due to the policies of the Chinese government, this could adversely impact our business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE’) promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015. Moreover, a failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us have initiated the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and PRC consolidated VIE or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an exempted company incorporated in the Cayman Islands structure as a holding company conducting our operations in China through our PRC subsidiary Craftsman Wuxi. As permitted under PRC laws and regulations, in utilizing the proceeds of this offering, we may make loans to our PRC subsidiary and PRC consolidated VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. In particular, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.   See “Regulation – Regulations on Foreign Exchange – General Administration of Foreign Exchange.” Pursuant to currently applicable PRC regulations, the statutory limit for the total amount of foreign debts of a foreign-invested company such as our PRC subsidiary is either the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company or twice of the net worth of the foreign-invested company. See “Regulation – Regulations on Foreign Exchange.” Based on the current amount of total investment and registered capital, we anticipate that we will be able to transfer up to $18 million of net proceeds from this offering in the form of shareholder loans without increasing the registered capital or total investment amount of our PRC subsidiary. We may also use up to $12 million (which equals the current registered capital of our PRC subsidiary) of the net proceeds from this offering to finance our PRC subsidiary by means of capital contributions.

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The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates certain rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. SAFE Circular 19 and SAFE Circular 16 set forth restrictions on the purposes of using net proceeds from this offering. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. In light of such restrictions, we intend to convert substantially all of the net proceeds from this offering to RMB through our PRC subsidiaries and further develop our business within the business scope of our PRC subsidiaries.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless otherwise provided by law. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary foreign-invested enterprise in the pilot areas, and such foreign-invested enterprise is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such foreign-invested enterprises, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. On March 30, 2015, SAFE promulgated Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. However, SAFE Circular 19 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capitals for expenditure beyond its authorized business scope, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated VIEs in the PRC.

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In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or PRC consolidated VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January, 2008 and was amended in February, 2017, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that the Company meets all of the conditions above thus we do not believe that the Company is a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Craftsman Wuxi is wholly owned by Easy Skills Technology Limited (“Hong Kong ES”). Accordingly, Hong Kong ES may qualify for a 5% tax rate in respect of distributions from Craftsman Wuxi. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60(“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from Craftsman Wuxi.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

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On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an exempted company incorporated in the Cayman Islands structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of our PRC consolidated VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, V&T Law firm, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

•	Craftsman Wuxi was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules and;

•	no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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We believe that, as a Cayman Islands exempted company, our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for holding our Internet Content Provider (“ICP”) license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, is subject to restrictions under current PRC laws and regulations. For example, in accordance with the Guidance Catalog of Industries for Foreign Investment, as amended in June 2017, and other applicable laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiary, Craftsman Wuxi, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we operate our website, www.kingwayup.com, through our PRC consolidated VIE, Wuxi Wangdao, which holds our ICP License for www.kingwayup.com. Wuxi Wangdao is 60% owned by Xiaofeng Gao and 40% owned by Lugang Hua. All shareholders of Wuxi Wangdao are PRC citizens. We entered into a series of contractual arrangements with Wuxi Wangdao and its shareholders, which enable us to:

•	exercise effective control over Wuxi Wangdao;

•	receive substantially all of the economic benefits; and

•	have an exclusive option to purchase all or part of the equity interests in Wuxi Wangdao when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Wuxi Wangdao and treat it as our PRC consolidated VIE under U.S. GAAP. We consolidate the financial results of Wuxi Wangdao in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

V&T Law Firm, our PRC legal counsel, is of the opinion that (i) the ownership structure of Craftsman Wuxi will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Craftsman Wuxi and Wuxi Wangdao and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. Our PRC legal counsel is also of the opinion that there are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

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It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. In particular, in January 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, VIEs would be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and would thus be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. On December 26, 2018, National People’s Congress Standing Committee, or NPCSC, published the Draft Foreign Investment Law, or the 2018 Draft Foreign Investment Law, deliberated by the 7th Meeting of the Standing Committee of the Thirteenth National People’s Congress, to seek public comments. The 2018 Draft Foreign Investment Law which will come into effect on January 1, 2020, does not mention concepts including “de facto control” and “controlling through contractual arrangements,” nor does it specify the regulation on controlling through contractual arrangements. See “—Substantial uncertainties exist with respect to the interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

If, as a result of such contractual arrangement, we or Wuxi Wangdao is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of Craftsman Wuxi and/or Wuxi Wangdao;

•	discontinuing or restricting the conduct of any transactions between Craftsman Wuxi and Wuxi Wangdao;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines, confiscating the income from Wuxi Wangdao, or imposing other requirements with which we or Wuxi Wangdao may not be able to comply with;

•	shutting down our servers or blocking our websites;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Wuxi Wangdao and deregistering the equity pledges of Wuxi Wangdao;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China;

•	imposing additional conditions or requirements with which we may not be able to comply with; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Wuxi Wangdao that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Wuxi Wangdao, we may not be able to consolidate Wuxi Wangdao in our consolidated financial statements in accordance with U.S. GAAP.

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We rely on contractual arrangements with Wuxi Wangdao and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Wuxi Wangdao, as well as its respective shareholders, to operate our business in China. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Wuxi Wangdao. For example, Wuxi Wangdao and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using the domain names and software copyrights, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Wuxi Wangdao, we would be able to exercise our rights as a shareholder to change the executive director of Wuxi Wangdao, which in turn could affect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by Wuxi Wangdao and its shareholders of their obligations under the contracts to exercise control over Wuxi Wangdao. However, the shareholders of Wuxi Wangdao may not act in the best interests of the Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Wuxi Wangdao. We may replace the shareholders of Wuxi Wangdao at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and by means of arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Wuxi Wangdao or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with Wuxi Wangdao may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Substantial uncertainties exist with respect to the interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. However, it does not explicitly classify contractual arrangements as a form of foreign investment. As such, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Any failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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Any failure by Wuxi Wangdao or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If Wuxi Wangdao or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Wuxi Wangdao, were to refuse to transfer their equity interest in Wuxi Wangdao to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements with Wuxi Wangdao are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should any legal action become necessary. In addition, under PRC law, rulings by arbitrators are final and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Wuxi Wangdao, and our ability to conduct our business may be negatively affected.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing the business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiary and our PRC consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiary and our PRC consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise. All designated legal representatives of our PRC subsidiary and our PRC consolidated VIE have signed employment agreements with us under which they agree to abide by duties they owe to us.

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In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the department heads of the legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we monitor our employees, including the designated legal representatives of our PRC subsidiary and our consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The shareholders of Wuxi Wangdao may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Wuxi Wangdao. Wuxi Wangdao is owned by Xiaofeng Gao and Lugang Hua. The interests of these individuals as the shareholders of Wuxi Wangdao may differ from the interests of the Company as a whole. These shareholders may breach, or cause our PRC consolidated VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and Wuxi Wangdao, which would have a material and adverse effect on our ability to effectively control Wuxi Wangdao. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase option under the exclusive purchasing right agreement with these shareholders to request them to transfer all of their equity ownership in Wuxi Wangdao to Craftsman Wuxi or one or more individuals designated by us. We rely on Xiaofeng Gao and Lugang Hua, who are the shareholders of Wuxi Wangdao and also our directors and officers, to abide by PRC law, which provides that directors owe a fiduciary duty to the company. Such fiduciary duty requires directors to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Wuxi Wangdao, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an exempted company incorporated in the Cayman Islands structured as a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, Craftsman Wuxi, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Craftsman Wuxi to adjust its taxable income under the contractual arrangements it currently has in place with our PRC consolidated VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. The statutory reserve funds, enterprise expansion funds and staff welfare and bonus funds are not distributable as cash dividends.

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Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary and our PRC consolidated VIE do not represent an arm’s length price and adjust our PRC consolidated VIEs income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our PRC consolidated VIE, which could in turn increase their tax liabilities without reducing our WOFE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC consolidated VIE for under-paid taxes. Our consolidated net income may be materially and adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Wuxi Wangdao becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license through contractual arrangements with Wuxi Wangdao, our PRC consolidated VIE, as well as its shareholders. As part of these arrangements, Wuxi Wangdao holds assets that are important to the operation of our business.

We do not have priority pledges and liens against Wuxi Wangdao’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Wuxi Wangdao undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Wuxi Wangdao’s assets. If Wuxi Wangdao liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Wuxi Wangdao to Craftsman Wuxi under the applicable service agreements. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Wuxi Wangdao through carefully designed budgetary and internal controls to ensure that Wuxi Wangdao is well capitalized and is highly unlikely to trigger any third-party monetary claims in excess of its assets and cash resources. Furthermore, Craftsman Wuxi has the ability, if necessary, to provide finance support to Wuxi Wangdao to prevent such an involuntary liquidation.

If the shareholders of Wuxi Wangdao were to attempt to voluntarily liquidate Wuxi Wangdao without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Wuxi Wangdao’s shareholders to transfer all of their equity ownership interest to Craftsman Wuxi or one or more individuals designated by us in accordance with the purchasing right agreements with the shareholders of Wuxi Wangdao. In the event that the shareholders of Wuxi Wangdao initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Wuxi Wangdao without our prior consent, we may need to resort to legal of the contractual agreements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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Risks Related to Our Ordinary Shares and This Offering

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We have applied to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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Our ordinary shares will initially trade under $5.00 per share and thus could be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary shares are expected to trade below $5.00 per share upon listing. As a result, our ordinary shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock,” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for 12 months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

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Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $ per share, representing the difference between our net tangible book value per share of $ as of March 31, 2019, after giving effect to this offering and an assumed initial public offering price of $ per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for the development of additional online courses, vocational education mobile application and additional vocational education platforms. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

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For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Consideration — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Xiaofeng Gao, our founder and chairman of our board of directors, beneficially owns an aggregate of 43% of our outstanding ordinary shares. Upon the completion of this offering, our executive officers and directors, together with our existing shareholders, will beneficially own approximately ordinary shares, or approximately % of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with our existing shareholders, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities—Enforcement of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

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The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

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If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online education industry, particularly, in China;

•	our expectations regarding demand for and market acceptance of our marketplace’s products and services;

•	our expectations regarding our platform’s base of borrowers and investors;

•	our plans to invest in our platform;

•	our relationships with our partners;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online education market in China may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares.

In addition, the new and rapidly changing nature of the transportation industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $        million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $        per ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $        per share.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

30% for development of 1+X online courses;

20% for development of additional virtual simulation experimental programs;

20% for development of mobile application for vocational education services; and

30% for development of vocational education interaction platform and career advice services platform.

The foregoing is set forth based on the order of priority for each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.”

Pending any use described above, we plan to invest all the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to the satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file at the PRC Ministry of Commerce (“MOFCOM”) or its local counterparts. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with the PRC State Administration of Foreign Exchange (“SAFE”) or its local branches, which usually takes up to 20 working days to complete.

As advised by V&T law firm, our PRC legal counsel, the above discussed use of proceeds is within the currently applicable PRC statutory limitations. Subject to the procedural requirements discussed in this section and in the section titled “Regulation – Regulations on Foreign Exchange”, we will be able to our net proceeds from this offering in the form of RMB through loans or capital contributions to our PRC subsidiary and VIE entity without increasing the registered capital and approval investment amount of such entities. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China — PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2019 as follows:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of ordinary shares in this offering, at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2019
Shareholders’ Equity	Actual	As adjusted
	($)
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 18,000,000 shares issued and outstanding on an actual basis, ordinary shares issued and outstanding on an adjusted basis and ordinary shares to be issued in this offering	1,800
Additional paid-in capital	1,619,774
Statutory reserve	745,590
Accumulated Profits	16,945,947
Accumulated other comprehensive income/(loss)	(294,079)
Total Shareholders’ Equity	19,019,032
Total Capitalization	19,019,032

If the underwriters’ over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) ordinary shares would be      shares, (ii) additional paid-in capital would be $     (iii) total shareholders’ equity would be $         and (iv) total capitalization would be $      .

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DILUTION

If you invest in our ordinary shares, your interest will be immediately diluted by $ per ordinary share, representing the difference between our net tangible book value per share of $ as of March 31, 2019, after giving effect to this offering and an assumed initial public offering price of $ per share. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2019 was $1,219,825 or $0.07 per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $4.00 per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2019, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $ per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been approximately $ , or $ per ordinary share. This represents an immediate increase in net tangible book value of $ per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $ per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
($)
Assumed initial public offering price per ordinary share
Net tangible book value per ordinary share as of March 31, 2019	0.07
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering
Amount of dilution in net tangible book value per ordinary share to new investors in this offering

A $1.00 change in the assumed public offering price of $ per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus, would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $ million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $ per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $ per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and V&T Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have been advised by our PRC counsel, V&T Law Firm, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the fiscal years ended March 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the fiscal years ended March 31, 2019 and 2018.

Summary Consolidated Statements of Income data:

	For the years ended March 31,
	2019	2018
Revenue	$24,668,840	$14,910,543
Cost of revenue	(9,458,559)	(4,715,419)
Gross profit	15,210,281	10,195,124

Operating expenses:
Selling and marketing expenses	(1,832,006)	(1,148,375)
General and administrative expenses	(1,899,110)	(1,108,280)
Total operating expenses	(3,731,116)	(2,256,655)
Income from operations	11,479,165	7,938,469
Interest income	88,588	76,324
Interest expenses	(195)	(114)
Income before income taxes	11,567,558	8,014,679
Income tax expense	(2,892,500)	(2,004,711)
Net profit	$8,675,058	$6,009,968
Less: net profit attributable to non-controlling interests	-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders	8,675,058	6,009,968

Net earnings per ordinary share, basic and diluted	0.48	0.33
Weighted average number of ordinary shares, basic and diluted	18,000,000	18,000,000

Net profit	$8,675,058	$6,009,968
Other comprehensive (loss) /income:
Foreign currency translation adjustment	(735,192)	722,635
Total comprehensive income	7,939,866	6,009,968

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Summary Consolidated Balance Sheet Data, Statements of Financial Position

	As of March 31
	2019	2018
Total current assets	$11,716,226	$5,069,793
Total assets	43,537,673	30,054,212
Total current liabilities	15,845,805	18,975,046
Total liabilities	24,518,641	18,975,046
Total Shareholders’ Equity	19,019,032	11,079,166

Summary Consolidated Statements of Cash Flow Data:

	For the years ended March 31,
	2019	2018
Net cash provided by operating activities	$20,292,760	$16,952,108
Net cash used in investing activities	(15,746,284)	(15,073,518)
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents	5,466,216	848,296
Cash and cash equivalents at beginning of period	4,896,067	4,047,771
Cash and cash equivalents at end of period	10,362,283	4,896,067

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education and continuing education since our inception in 2013. We also provide technology services including software development as well as comprehensive cloud service for private companies, academic institutions and government agencies. Revenue from our online education services accounts for 98.6% and 98.7% of our revenue for fiscal year ended March 31, 2019 and 2018, respectively, and revenue from technology services accounts for the balance.

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to the 2018 iResearch Report, the size of China’s online education market was valued at approximately RMB251.8 billion ($37.40 billion) in 2018 and is expected to grow to RMB 543.4 billion ($80.70 billion) by 2022. According to the 2019 China Online Vocational Education Market Report issued by Tencent Research Institution and Ipsos Group S.A., the online vocational education market in China grew from RMB36.8 billion ($5.47 billion) in 2015 to RMB76.8 billion ($11.41 billion) in 2018, representing an increase of 32%, and is expected to reach RMB113.6 billion ($16.87 billion) in 2020. The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers. We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, broad scope of course offering, expertise in vocational training and experienced management team.

Our online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for our online vocational training can log into our platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. We currently offer over 400 vocational training courses that cover a wide range of subjects, most of which are subjects of vocational education in areas of strong hiring demand. Our courses provide students with practical education to prepare them for jobs in high demand industries and also help workers in rural and urban areas and reemployment groups with operational skill development.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services we provide to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 1.2 million as of December 31, 2014 to 26.3 million as of March 31, 2018 and 50.8 million as of March 31, 2019. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 1.3 million as of March 31, 2018 and 2.3 million as of March 31, 2019. Our revenue reached $14.9 million in fiscal year 2018 and $24.7 million in fiscal year 2019.

Key Factors Affecting Our Results of Operation

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of urban households in China, which has allowed many households in China to spend more on education. We have also benefited from the increasing internet penetration in China.

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At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See ‘‘Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business. New legislation or changes in the PRC laws or policies regarding self-taught education may affect our business operations and prospects., Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website., We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs. And PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

In particular, we have benefited and expect to continue to benefit from the following recent trends in the China educational services market:

•	Increasing Internet and broadband penetration rates in China

China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China reached 802 million in 2018 and the overall Internet penetration rate reached 57.7%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry. We have benefited from the rapid improvement of internet and broadband connectivity in China, which have increased the accessibility of online education courses as an effective and convenient way for people to meet their educational and career development needs.

•	Increasing demand for online vocational education services driven by favorable government policies

The PRC government has issued a number of guiding policies to support the development of online education, including vocational education. In its Education Informationization Ten Year Development Plan (2011-2020), the MOE emphasized the application of information technology into education and listed education informationization as one of the important strategies of nationwide education reform and development. In January 2019, the MOE published its “College Diploma + Vocational Skills Certification Policy” or “1+X Policy.” The policy requires college students to obtain vocational skill certifications in addition to college diploma prior to graduation. According to the MOE, the primary purpose of implementing such a policy is to encourage the development of vocational skills and improve employment prospects of college students. We believe that the implementation of the 1+X policy will create additional market demand for online vocational education services and plan to develop online training courses in vocational training subjects covered by MOE’s requirements.

•	Increasing awareness of the importance of vocational skills

We believe workers in rural and urban areas of China are increasingly willing to invest in vocational skills development to improve their career prospects and increase earning power. The demand from workers who wish to further achieve their career and salary advancement potential will offer us the opportunity to expand our user base and increase our revenue.

While our business is influenced by general factors affecting the online education industry in China, our results of operations are also directly affected by certain company-specific factors, including the following major factors:

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•	Our ability to continuously increase paid course enrollments

Our net revenues primarily consist of fees paid by registered members of our education platforms. Our growth in net revenues is primarily driven by the increase in our paid course enrollments. The number of fee-paying members increased from 49,936 as of December 31, 2014 to 1.3 million as of March 31, 2018 and 2.3 million as of March 31, 2019. Our revenue reached $14.9 million in fiscal year 2018 and $24.7 million in fiscal year 2019. We believe providing an effective learning experience is critical to attract new students and increase our paid course enrollments. We are committed to providing high quality course offerings to our students and will continue to enhance our students’ learning experience through enriching our course offerings, enhancing our brand reputation and refining our technology. We will continue to improve our ability to convert sales leads into paid course enrollments cost-effectively.

•	Our ability to manage our costs and operating expenses effectively

Our operating margins depend on our ability to control our costs and realize additional operating leverage as we expand. A substantial majority of our cost of revenues consists of costs paid for online course development. Historically, we have been able to maintain such costs at a relatively low level.

We offer all of our courses online. Our future success depends on the development and application of relevant technologies to meet our demand for sufficient network capacity and to continue to enhance our proprietary technology, all in a cost-effective manner. While we continue to focus on our technology development, we plan to devote more resources to the development of our technology infrastructure, software upgrades to increase our operational efficiency.

•	Fees for our courses

Our revenue is also affected by the amount of fees we charge for our courses, which depends on the overall demand, the prices and availability of competing courses, and the perception of the quality and effectiveness of our courses. We are expanding our virtual experimental training programs, for which we charge a higher fee than the other programs. We anticipate that our revenue will likely increase as a result of this change to our course offerings.

•	Our ability to expand the range of courses and other services

Our ability to address market needs by expanding the range of our course offerings and other services has a direct impact on our ability to maintain growth in our course enrollments. Diversifying our sources of revenues also helps protect us from potential reduced course enrollment due to down-turns in certain industries or professions. To date, we have provided diversified online vocational and other courses to our members. In the future, we will continue to expand our course offerings in other areas to diversify and further grow our revenues.

•	Our ability to efficiently manage costs and operating expenses in connection with our expansion of our services

Our planned expansion of virtual experimental training program offerings may result in substantial demands on our management, operational, technological, financial and other resources and increase our operating expenses, primarily expenses to be incurred in order to access additional training programs. Our current virtual experimental training materials are provided by Jimei University pursuant to our existing cooperation agreement. In order to efficiently manage cost in connection with the expansion of our virtual experimental training program, we have been negotiating cooperation with academic institutions such as Jiangsu Education Management Information Center and Jiangsu Audio-visual Education Center in order to access additional virtual experimental training programs developed by these institutions at the cost within our controllable range. If we fail to enter into cooperation with these intuitions or otherwise obtain training materials at relatively low costs, our ability to manage cost and expenses will be adversely affected.

•	Our ability to maintain and expand cooperation with strategic partners

Since our inception, we have been relying upon strategic cooperation with education industry associations, vocational schools and universities to develop and expand our user base. Members and students of our strategic partners are oftentimes the target users of our platforms. If we fail to maintain or further strengthen our relationships with our strategic partners, we may not be able to maintain or further expand our customer base and our results of operations will be adversely affected.

Key Performance Indicators

Our management uses a number of financial and nonfinancial key performance indicators (KPIs) to measure its performance and manage our growth. The number of fee-paying members, revenue and net profit are three key indicators used by our management. These KPIs are the results of the efforts of all divisions rather than a single division, thus they are used to measure the performance of overall management. These KPIs are measured by comparing to a pre-set percentage, absolute amount or relative amount, which are discussed among board and managements on a quarterly basis or ad hoc as required in an effective manner.

The KPIs we consider and the results for each of fiscal years ended March 31, 2019 and 2018 are set forth in the table below.

	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2019
Number of Fee-Paying Members (1)	2,282,297	1,286,035
Revenue	$24,668,840	$14,910,543
Net Profit	$8,675,058	$6,009,968

(1)	Number of fee-paying members is defined as the total number of members that are paying fees for accessing our platforms as of the end of the applicable period.

After considering market trend and shareholders’ expectation, we set target growth percentages for KPIs including fee-paying members, revenue and net profit, which had further increased after we entered into the co-operations with Higher Education Press Ltd. and China Adult Education Association in June 2018. We experienced significant growth in fee-paying members (77%), revenue (65%) and net profit (44%) in the fiscal year ended March 31, 2019 compared with fiscal year ended March 31, 2018, all of which exceeded the pre-set expectations.

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Results of Operations

Year Ended March 31, 2019 as Compared to Year Ended March 31, 2018

	For the Years Ended March 31,		Change
	2019	2018	Amount	%

Revenue	$24,668,840	$14,910,543	$9,758,297	65%
Cost of revenue	(9,458,559)	(4,715,419)	(4,743,140)	>100%
Gross profit	15,210,281	10,195,124	5,015,157	49%

Operating expenses
Sales and marketing expenses	(1,832,006)	(1,148,375)	(683,631)	60%
General and administrative expenses	(1,899,110)	(1,108,280)	(790,830)	71%
Total operating expense	(3,731,116)	(2,256,655)	(1,474,461)	65%

Other income (expenses)
Interest income	88,588	76,324	12,264	16%
Interest expense	(195)	(114)	(81)	71%

Income before tax	11,567,558	8,014,679	3,552,879	44%

Income tax expense	(2,892,500)	(2,004,711)	(887,789)	44%

Net profit	$8,675,058	6,009,968	2,665,090	44%

Revenue

Revenue increased from $14.91 million for the fiscal year ended March 31, 2018 to $24.67 million for the fiscal year ended March 31, 2019, representing an increase of $ 9.76 million, or 65%. We executed a Cloud Computing Service Agreement with Higher Education Press Ltd. in June 2018, pursuant to which we provided technology services to facilitate data sharing and interconnection among colleges and universities personalized education services for teachers and students in colleges and vocational colleges. We also entered into the Promotion Agreement with the China Adult Education Association in June 2018, to offer online learning resources in urban and rural communities, and carried out research and development cooperation with universities to achieve resource sharing, and added online training videos, etc. As a result of the execution and performance of these cooperation agreements, our access to target member group increased. As a result, the number of fee-paying member of college students increased from zero to 943,732 as of March 31, 2019, which contributed to an increase of revenue in the amount of $5 million in such fiscal year. In addition, our revenue was increased due to our development efforts of virtual simulation experiment platform, which helped us attract more members. Such development efforts resulted in an increase of revenue in the amount of $4.76 million during the fiscal year ended March 31, 2019.

Cost of revenues

Cost of revenue increased from $4.72 million in the year ended March 31, 2018 to $9.46 million in the year ended March 31, 2019, representing an increase of $4.74 million, or 101%. The increase of cost of revenue was mainly caused by the increase of amortization expenses of courseware by $2.05 million, and the increase of resource usage fee by $ 1.57 million. The Company bought online training materials at a purchase price of $14.39 million at the end of fiscal year 2018 which resulted in the increase of amortization expenses of courseware in the year ended March 31, 2019. In addition, since second half year of 2018, the Company started to pay resource usage fee to colleges and universities in order to access the online course resources of these institutions.

Operating Expenses

Operating expenses increased from $2.26 million for the fiscal year ended March 31, 2018 to $ 3.73 million for the fiscal year ended March 31, 2019, representing an increase of $ 1.47 million, or 65%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses increased by $0.68 million, or 60%, and general and administrative expenses increased by $0.79 million, or 71%. The increase of sales and marketing expenses was mainly due to Union pay service charges, and promotion expenses, which increased by $0.20 million and $0.54 million, respectively, inconsistent with the increase of members of the Company’s platforms.

The increase of general and administrative expenses was primarily caused by higher employee compensation and welfare for the technical department which increased by $0.56 million. We also recorded research and development expenses in general and administrative expenses of $1.30 million and $ 0.75 million for the year ended March 31, 2019 and 2018, respectively. Research and development expenses, which consist of compensation and benefit expenses to our technology development personnel, are expensed as incurred.

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Income before tax

Income before tax increased from $8.01 million for the year ended March 31, 2018 to $11.57 million for the year ended March 31, 2019, representing an increase of $3.55 million, or 44%.

Net income (loss)

As a result of the foregoing, net income for the year ended March 31, 2019 was $ 8.68 million representing a change of $2.67 million from net income of $6.01 million for the year ended March 31, 2018.

Liquidity and Capital Resources

As of March 31, 2019, we had cash and cash equivalents of $10.36 million. To date, we have financed our operations primarily through net cash flow from operations and shareholder contributions. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of this offering and cash generated through operations.

We currently conduct our operations through Wuxi Wangdao, our variable interest entity. All our cash balances are located in Wuxi Wangdao. Our access to cash balances or future earnings of Wuxi Wangdao is only through our contractual arrangements with Wuxi Wangdao, our PRC subsidiary and Wuxi Wangdao’s shareholders. See “Corporate History and Structure - Contractual Arrangements with Wuxi Wangdao and Its Shareholders.”

In addition to limitations of the contractual arrangements, our liquidity and capital resources are also affected by a number of restrictions set forth under current PRC laws and regulations. Under our current corporate structure, we rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. These restrictions may limit our ability to satisfy our liquidity requirements.

Additionally, our operating entity receives substantially all of our revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Dividends payments to us by our PRC subsidiary in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiary may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

We believe that our current levels of cash and cash flow from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategies to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek additional equity or debt financing or obtain credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Statement of Cash Flows

Our cash and cash equivalents increased from $4.90 million for the fiscal year ended March 31, 2018 to $10.36 million for the fiscal year ended March 31, 2019, due to a net increase of cash inflow of $5.47 million.

The following table sets forth a summary of our cash flows. For the fiscal year ended March 31, 2019 and 2018, respectively:

	For the years ended March 31,
	2019	2018
Net cash provided by operating activities	$20,292,760	$16,952,108
Net cash used in investing activities	(15,746,284)	(15,073,518)
Net cash provided by financing activities	-	-
Effects of exchange rate changes on cash	919,740	(1,030,294)
Net cash inflow	$5,466,216	$848,296

Net Cash Used in Operating Activities

During the year ended March 31, 2019, we had a cash inflow from operating activities of $20.29 million, an increase of $ 3.34 million from a cash inflow of $ 16.95 million for the year ended March 31, 2018. We generated a net income for the year ended March 31, 2019 of $ 8.68 million, a change of $2.67 million from the year ended March 31, 2018, during which we incurred a net income of $ 6.01 million. In addition to the change in profitability, the increase in deferred revenue also contributed to a higher cash inflow from operating activities. Deferred revenue increased from $4.95 million for the year ended March 31, 2018 to $13.42 million for the year ended March 31, 2019, representing an increase of $8.47 million, or 171% due to the increase of the membership registration.

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Net Cash Used in Investing Activities

During the year ended March 31, 2019, we had a cash outflow from investing activities of $ 15.75 million, an increase of $0.67 million from a cash outflow of $15.07 million for the year ended March 31, 2018. The increase in the purchase of property and equipment was $13.96 million, which was primarily contributed to the higher cash outflow. In addition, purchase of intangible assets decreased by $13.29 million. As a result, the net increase was only $0.67 million.

Net Cash Provided by Financing Activities

There was no net cash used in investing activities during the years ended March 31, 2019 and March 31, 2018.

Contractual Obligations

The Company leases premises under operating leases, which is within one year. As of March 31, 2019, the Company has no obligation under long-term operating leases requiring minimum rentals and off balance sheet arrangement.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Please refer to Note 2 of the Consolidated Financial Statements included in this Form F-1 for details of our critical accounting policies.

Recent Accounting Pronouncements

Please refer to Note 2(Z) of the Consolidated Financial Statements included in Form F-1 for details of our recently issued accounting standards.

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CORPORATE HISTORY AND STRUCTURE

Skillful Craftsman Education Technology Limited was incorporated on June 18, 2018 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to this offering, 55% of our outstanding ordinary shares were owned by our officers and directors and the remaining shares were owned by unaffiliated individuals and entities. We began our operations in China in 2013 and currently conduct our business through our subsidiaries and variable interest entity.

We currently have three wholly-owned subsidiaries, including Easy Skills Technology Limited, a limited liability company formed under the laws of Hong Kong and Skillful Craftsman Network Technology (Wuxi) Co., Limited, a limited liability company formed under the laws of the PRC (“WOFE” or “Craftsman Wuxi”). In 2013, we formed Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) under the laws of the PRC to primarily engage in the business of online education and technology services. WOFE controls Wuxi Wangdao through a series of contractual arrangements (the “VIE Agreements”). See “— Contractual Arrangements with Wuxi Wangdao and Its Shareholders.”

The following diagram illustrates our corporate structure, including our subsidiaries and variable interest entity as of the date of this prospectus:

Pre- IPO Ownership and Organization Chart

Upon the consummation of this offering, we anticipate that our ownership and corporate structure will be as follows:

Post-IPO Ownership and Organization Chart

Contractual Arrangements with Wuxi Wangdao and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, including online education services, neither we nor our subsidiaries own any equity interest in Wuxi Wangdao. Instead, we control and receive the economic benefits of Wuxi Wangdao’s business operations through the VIE Agreements. WOFE, Wuxi Wangdao and its shareholders entered into the VIE Agreements, on July 17, 2019. The VIE Agreements are designed to provide WOFE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holders of Wuxi Wangdao, including absolute control rights and the rights to the assets, property and revenue of Wuxi Wangdao.

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Each of the VIE Agreements is described in detail below:

(1) Exclusive Business Cooperation Agreement

According to the Exclusive Business Cooperation Agreement signed by Craftsman Wuxi and Wuxi Wangdao on July 17, 2019, Craftsman Wuxi shall have the exclusive right to provide or designate any third party to provide to Wuxi Wangdao any service that is determined by Craftsman Wuxi from time to time, including without limitation to the following: technical services, network support, business consulting, intellectual property licensing, equipment or office space leasing, market consulting, system integration, product development, system maintenance, etc. Wuxi Wangdao shall not accept any advice and/or service provided by any third party without the prior written consent of Craftsman Wuxi, or cooperate with any third party. Craftsman Wuxi shall maintain all the rights, ownerships, benefits and intellectual property rights generated from or created by the Exclusive Business Cooperation Agreement. Wuxi Wangdao agrees to pay the service fee to Craftsman Wuxi according to the Exclusive Business Cooperation Agreement. Pursuant to the Exclusive Business Cooperation Agreement, the profits generated by the operation of Wuxi Wangdao shall be transmitted to Craftsman Wuxi by means of payment of the service fees, and such service fees shall not be lower than 90% of the income of Wuxi Wangdao while the remaining part (which will not exceed 10% of the income of Wuxi Wangdao) shall be reserved as management cost expenditures.

(2) Exclusive Purchasing Right Agreement

According to the Exclusive Purchasing Right Agreement signed by Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao on July 17, 2019, Xiaofeng Gao and Lugang Hua irrevocably grant Craftsman Wuxi or its designated third party an irrevocable exclusive right to purchase from Xiaofeng Gao and/or LuGang Hua all or part of the equity interest of Wuxi Wangdao held by them at the lowest price permitted by the applicable PRC laws. Craftsman Wuxi shall have the right to decide whether to exercise the exclusive purchasing right based on the cancellation of China’s prohibitions or restrictions of foreign investment on value-added telecommunications services.

(3) Equity Interest Pledge Agreement

Pursuant to the Equity Interest Pledge Agreement signed by Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao on July 17, 2019, Xiaofeng Gao and Lugang Hua pledged the shares of Wuxi Wangdao held by them to Craftsman Wuxi as guarantees for the timely and complete payment of any or all payments due (whether on the specified due date, by means of an earlier payment or otherwise) to Wuxi Wangdao (including but not limited to service fees payable to Craftsman Wuxi under the Exclusive Business Cooperation Agreement) .

According to the Equity Interest Pledge Agreement, Xiaofeng Gao and Lugang Hua agree that they will not transfer the equity, set or allow the existence of any security interest or encumbrance that may affect Craftsman Wuxi’s rights and benefits regarding the equity interest they hold without the prior written consent of Craftsman Wuxi. The pledge period is 10 years and if the Exclusive Business Cooperation Agreement guaranteed by the pledge is postponed, the pledge period under the Equity Interest Pledge Agreement shall be extended accordingly.

Equity Interest Pledge Agreement has been properly registered with the relevant Chinese statutory bodies in accordance with the PRC laws.

(4) Authorization Agreement

According to the Authorization Agreement signed by Craftsman Wuxi, Xiaofeng Gao and LuGang Hua on July 17, 2019, Xiaofeng Gao and Lugang Hua irrevocably authorized Craftsman Wuxi to exercise the following rights: (i) Craftsman Wuxi is authorized as the sole agent and the authorized person of both Xiaofeng Gao and Lugang Hua and shall act on behalf of them on all matters concerning the equity, including but not limited to attending the shareholders' meeting, exercising all shareholder rights and shareholder voting right, exercising rights on designation and appointment of the legal representative, executive director, supervisor, general manager and other senior management personnel of Wuxi Wangdao; (ii) Craftsman Wuxi shall have the right to transfer or delegate the aforesaid rights to any other party at its discretion without notifying Xiaofeng Gao and Lugang Hua or obtaining any consent of them; and (iii) Xiaofeng Gao and Lugang Hua hereby irrevocably waive all rights which are related to their holding of equity interest of Wuxi Wangdao and have been authorized to Craftsman Wuxi under this Agreement. Xiaofeng Gao and Lugang Hua shall not exercise such rights on their own.

(5) Letters of Consent

Pursuant to the Letters of Consent signed by the spouse of each of Xiaofeng Gao and Lugang Hua on July 17, 2019, the spouses of Xiaofeng Gao and Lugang Hua irrevocably agreed to the control agreements signed by Xiaofeng Gao and Lugang Hua, and the dispose of the shares of Wuxi Wangdao which are held by Xiaofeng Gao and Lugang Hua and registered under their names in accordance with the control agreements; (ii) Xiaofeng Gao and Lugang Hua’s spouses admit that they do not have any interest in the equity of Wuxi Wangdao and promise that they will not make any claim towards the equity of Wuxi Wangdao; and (iii) if the spouse(s) of Xiaofeng Gao and/or LuGang Hua obtains any equity of Wuxi Wangdao for any reason, they shall be bound by the VIE agreements and shall abide by the obligations that they undertake as the shareholders of Wuxi Wangdao under the VIE agreements.

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INDUSTRY OVERVIEW

This section provides an overview of the markets in which we operate and compete, in particular the PRC online education industry. Information such as historical data included in this section is derived from official PRC government publications and publications of independent third parties that are publicly available. We did not commission any such third party for collecting or supplying data referenced in this section or elsewhere in this prospectus.

Market Overview

China’s Online Education Market

China has a relatively large online education market and such market has experienced fast growth in the past two decades. With the growth of Internet use and improvements in online payment systems in China, we believe online education represents an attractive market opportunity. According to the 2018 China Online Education Research Report of iResearch Consulting Group (the “2018 iResearch Report”), the size of China’s online education market was valued at approximately RMB251.8 billion ($37.40 billion) in 2018 and is expected to grow to RMB 543.4 billion ($80.70 billion) by 2022. The following graph sets forth total revenues of China’s online education market from 2012 to 2020. The number of fee-paying users of online education increased from 42.3 million in 2012 to 135.4 million in 2018.

China Online Education Market Size

Source: iResearch, 2018

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Number of Users of China Online Education Market

Source: iResearch, 2018

China’s Online Vocational Education Market

According to the 2018 iResearch Report, online vocational education services consistently accounted for over 20% of the total PRC online education during the period from 2012 to 2018.

According to the 2019 China Online Vocational Education Market Report issued by Tencent Research Institution and Ipsos Group S.A. (the “Vocational Education Report”), the online vocational education market in China grew from RMB36.8 billion ($5.47 billion) in 2015 to RMB76.8 billion ($11.41 billion) in 2018, representing an increase of 32%, and is expected to reach RMB113.6 billion ($16.87 billion) in 2020. The following graph sets forth market size data of China’s online education industry from 2015 to 2020.

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China Online Vocational Education Market Size

Source: Tencent, Ipsos, 2019

The fast growth of the China Online Vocational Education Market is attributable to the following:

Favorable Government Policies: Since 2012, the PRC government has issued a number of guiding policies to support the development of online education, including vocational education. In its Education Informationization Ten Year Development Plan (2011-2020), the PRC Ministry of Education (the “MOE”) emphasized the application of information technology into education and listed education informationization as one of the important strategies of nationwide education reform and development. In 2014, the PRC State Council issued its Decision on Facilitating Development of Modern Vocation Education, which, among other supporting policies, emphasized the application of information technology to expand coverage of vocational education. In 2018, the MOE published its Education Informationization Action Plan 2.0, which re-emphasized the implementation of the “Internet +Education” model in various types of education.

In January 2019, the MOE issued its National Vocational Educational Reform Implementing Plan (the “Implementing Plan”), which, among other aspects, set forth its new policy to require college students to obtain vocational skill certifications in addition to college diploma prior to graduation. Such policy is known as “College Diploma + Vocational Skills Certification Policy” or “1+X Policy.” According to the MOE, the primary purpose of implementing such policy is to encourage the development of vocational skills and improve employment prospects of college students. As an initial step for implementing its 1+X Policy, the MOE has set up a pilot program in certain selected universities and schools and requires students of these institutions to obtain vocational skill certifications in one of the six vocational training areas selected by the MOE, including front end web development, Building Information Model, auto repair and application, long term care, logistics management and new energy vehicle engineering. In April 2019, the MOE published its list of schools for the pilot program, which included 320 schools for Building Information Model training certification, 422 schools for front end web development training certification, 465 schools for auto repair and application, 231 schools for long term care, 355 schools for logistics management and 195 schools for new energy vehicle. The MOE plans to continue the pilot program until the end of 2020 and evaluate the implementation strategies of such program. Based on such evaluation, starting in 2021, the ministry plans to gradually implement the policy nationwide and expand the program to additional vocational training areas.

Increased Government Funding: In addition to favorable policies, the PRC government has also increased its funding in the education industry. According to the Vocational Education Report, national government investment in education increased from RMB 2.92 billion ($0.44 billion) in 2015 to RMB 3.57 billion ($0.53 billion) in 2018, representing an increase of 22.3%.

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Significant Growth of Internet Use in China: China has one of the largest number of Internet users in the world. According to the China Internet Network Information Center, the number of Internet users in China reached 802 million in 2018 and the overall Internet penetration rate reached 57.7%. We believe the existing large size and growth potential of China’s Internet user base has contributed to the growth of online vocational education and continues to represent a significant market opportunity for the online education industry.

Market Trends

Individualization of Online Vocational Education Industry

With the increased use of technologies such as artificial intelligence and big data analysis, online vocational education services tend to become more individualized. In particular, online education service providers have or will be able to develop the capacity of analyzing the study habits, comprehension ability and degree of interest in specific subjects of each individual student and accordingly develop and update various aspects of education services that are tailored for each student.

Increased Application of Technologies in Service Management

According to the Vocational Education Report, in addition to the application of technologies in individualizing educational services, service providers will likely apply technologies to improve management of their operations. For example, cloud computing technologies make it feasible for instant data sharing and application connecting. By utilizing cloud computing technologies, online education institutions can integrate the different aspects of the management of their operations and improve management efficiency.

Challenges Facing the PRC Online Vocational Education Industry

Limited Recognition by Employers

Although China’s vocational education has developed significantly in the past decade, vocational education has not been fully recognized by businesses and other employers. According to the Vocational Education Report, employers give limited credit to vocational education when selecting candidates for openings and considering their employees for promotions. According to the Vocational Education Report, the limited recognition of vocational education by employers is primarily due to the traditional emphasis on diploma education in China and difficulties in assessing the quality of vocational education given by different training institutions.

Low Entry Barrier and a Lack of Standards for Quality Evaluation

According to the Vocational Education Report, the entry barrier for the PRC online vocational education industry is relatively low. A company only needs to bear the costs relating to platform and course development or procurement in order to enter the online vocational education market. Due to the low entry barrier, the industry is highly fragmented with a significant amount of participants. Students and employers can only rely on a limited number of factors, such as number of users and feedback of prior users, to assess the quality of online vocational education services and such factors may not be directly relevant to the quality of courses or lay the foundation for a full evaluation of online training programs. The disconnect between service quality and user recognition will likely affect market participants’ incentive to improve the quality of their vocational education services.

Competitive Landscape

China’s online education industry is highly competitive and fragmented. According to the 2018 iResearch Report, the four largest revenue generating service providers accounted for only 6.5% of the total PRC online education services market in 2017, which represented a low level of industry concentration. Despite the fact that online education is not restricted by geographic regions, most market participants initially focus on their local markets and subsequently expand nationwide. The 2018 iResearch Report has also indicated that the competition in first-tier cities tend to be fiercer and services of different market players are not highly differentiated. The online education services market is expected to continue grow in second and third-tier cities, which are becoming the focus of market participants’ future expansion.

The vocational education services market in China is fragmented, rapidly evolving and highly competitive. Market participants include existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers. Providers that offer specialized programs targeting certain markets such as IT and accounting are also participating in their respective niche market. The competitive strength will continue to depend upon the scope and quality of course offerings, compatibility between services and market trends and government policies and the ability to apply evolving technologies in course development and service management.

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BUSINESS

Overview

We are a provider of online education and technology services in China. While our education services cover a wide range of subjects, including vocational education, continuing education, basic education and higher education, we have been focusing on vocational education since our inception in 2013. We currently provide approximately 407 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction. We also provide technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in the PRC. Revenue from our online education services accounts for 98.6% and 98.7% of our revenue for fiscal year ended March 31, 2019 and 2018, respectively, and revenue from technology services accounts for the balance.

Our online education services primarily comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for our online vocational training can log into our platform and access pre-recorded courses in the areas of their professional development. Through our platform, virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. In response to the recently announced “1+X” policy of the PRC Ministry of Education that requires students of certain selected universities and colleges to obtain vocational training certification in certain selected areas, see “Industry Overview – China’s Online Vocational Education Market – Favorable Government Policies,” we plan to expand our services to address subjects required by such policy in the near future.

We currently operate three education platforms, including the Lifelong Education Public Service Platform that is freely accessible to students, teachers and members of our strategic partners, and the Vocational Training Platform and Virtual Simulation Experimental Training Platform to our fee-paying members. There are currently over 200 courses available on the Lifelong Education Public Service Platform covering a wide range of subjects. We also offer 407 vocational training courses on our Vocational Training Platform and 5 experimental programs on our Virtual Simulation Experimental Training Platform. We believe that our courses provide college and vocational school students with practical education to prepare them for jobs in industries with strong hiring demand and also help workers in rural and urban areas and reemployment groups with operational skill development. Compared to traditional classroom-based teaching, which requires hiring and training of instructors in local sites, we are able to expand our geographic footprint to our users nationwide without impacting the quality of our course offerings and provide students and other groups across China with equal access to course materials given by experienced instructors.

The bulk of our revenue is generated from fees paid by registered members of our education platforms. We also generate revenue from technology services to private companies and government agencies. Since we launched our first online education platform in 2014, we have grown substantially. The number of registered members of our platforms has increased from 1.2 million as of December 31, 2014 to 26.3 million as of March 31, 2018 and 50.8 million as of March 31, 2019. The number of fee-paying members, including registered members of our vocational training platform and our virtual simulation experimental programs, increased from 49,936 as of December 31, 2014 to 1.3 million as of March 31, 2018 and 2.3 million as of March 31, 2019. Our revenue reached $14.9 million in fiscal year 2018 and $24.7 million in fiscal year 2019.

Our education platforms are built upon cloud computing technologies. By leveraging a combination of cloud computing software, application and hardware owned by us, we provide an instant computer infrastructure and platform for our online training programs and content sharing for our strategic partners. We believe that, by capitalizing on our innovative cloud-based platform, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality.

Our goal is to position ourselves as a leading provider of online vocational education in the PRC while expanding our education and technology services based on evolving industry trends and government policies. We aim to accomplish our objective by implementing a number of growth strategies as described under "Our Strategies" below.

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Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Broad Scope of Education Materials Covering Lifelong Education

Despite our focus on vocational education, our platforms offer materials that cover education at different life stages, including basic education, higher education, vocational training and continuing education. The broad coverage of our education services distinguishes ourselves from many of our competitors in the PRC, who offer online courses of one or more specific subjects such as information technology, language learning and K-12 education. Our ability to offer a wide range of online education services provides the convenience of one-stop shopping to our target customers. In addition, existing customers for one type of online education will likely become customers for other types of online training as they continue to grow. We believe that, given the possibility of such conversion, the broad scope of our course materials facilitates efficient customer acquisition.

Expertise in Online Vocational Training

Since our inception, we have been focusing on developing and improving online vocational training. As of the date of the prospectus, we are the only online platform in the PRC that specializes in lifelong vocational training. Although certain other online education companies also cover vocational training related subjects, we believe that the number of categories of courses we offer, the depth of our experience and existing customer relationships set us apart from the other service providers in this market.

Innovative Cloud Computing Based System

We operate an innovative education platform based on cloud computing technologies while most of our competitors in the online education market rely on cloud systems operated by third parties to operate their platforms and online programs. Our cloud-based system provides the technological infrastructure for us to expand the scope of our online trading materials in response to evolving market demands and government policies. With such infrastructure, we can easily develop additional platforms or add additional features to our existing platforms with spending a significant amount of additional time and resources. It also facilities the connection between our platforms and that of our partner universities. Compared to our competitors that are using third party cloud system, the data of our members and their activities on our platforms are not available to third party cloud computing service providers, which increases data security. In addition, we own the hardware and software components of our cloud system and our ability to integrate these components enables us to provide cloud computing as services or infrastructure to our customers in the technology services market.

Experienced Management Team

We have a strong management team with extensive experience in and passion for the online education and technology services industry. Mr. Xiaofeng Gao, our founder, chairman and chief executive officer, has over 20 years of experience in the technology industry. We have a seasoned team of senior officers with significant prior experience in online education and technology industries. Mr. Lugang Hua, our Chief Technology Officer, has 20 years of experience in technology and system management. Over the past five years, our management team has organically built an online education and technology service business that has grown significantly under its leadership.

Our Strategies

We are dedicated to improving careers by delivering high quality vocational education services. Our goal is to become a leading provider of online vocational education in the PRC while expanding our services in other areas based on evolving industry trends and government policies. We intend to achieve our goal by pursuing the following strategies:

Expand Course Offering based on Industry Trends and Government Policies

Based on evolving industry trends and government policies, we plan to continue expanding the scope of our course materials corresponding to such developments. In particular, the MOE recently announced its 1+X policy that requires students of certain selected universities and schools to obtain vocational training certification in one or more of the six areas selected by the MOE. In order to capitalize on the market demand for training services in these five areas, we plan to develop online training courses in four of these six vocational training subjects, including front end web development, Building Information Model, auto repair and application and logistics management.

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Integrate Online and Offline Resources for Our Virtual Simulation Experimental Training

In order to attract more college students to our virtual simulation experimental platform, we are developing virtual experimental programs for other majors, including electrical engineering, software engineering, satellite navigation, and surveying and mapping. Another development strategy for our virtual simulation experimental training business is to integrate online and offline resources for such training through strategic relationships. In particular, we plan to negotiate and enter into cooperation with universities or expand our existing strategic relationships with education industry associations so that our members can access laboratories close to their locations. We believe that such arrangements will offer our platform users the opportunity to conduct experiments in both online and offline settings, which further increase the attractiveness of our virtual experimental training.

Offer Professional Development Related Services by Leveraging Big Data and Artificial Intelligence Technologies

By leveraging the experience of our research & development team in big data and artificial intelligence and the data we have collected through operating our cloud computing system, we are dedicated to expanding our services to areas related to online training. Such services include career advice, industry hiring demands analysis, interview history tracking and recommendations of potential employers for individual users. We believe that these additional services will increase the value of our services as a whole and also expand sources of our service revenue.

Develop Mobile Applications and Wechat Interface for Our Online Education Services

Another aspect of our growth strategy is to build mobile applications and Wechat interface for our online education services. These features will allow our users to access training materials through their mobile devices regardless of their locations and accordingly improve the loyalty of our existing users. Considering the increasing use of mobile applications in the PRC, we believe that we will be able to attract additional users who are more comfortable using mobile devices for online training or simply prefer having more options than taking classes via the web.

Our Education Platforms

We currently operate three online education platforms: lifelong education public service platform, online vocational training platform and virtual simulation experimental platform. Among these platforms, the lifelong education public service platform is a platform we operate pursuant to our existing strategic cooperation and the other two are paid platforms that are only available to their respective registered members. Each platform is built upon cloud computing technology.

Lifelong Education Public Service Platform

Lifelong education public service platform is a platform we have developed pursuant to our existing strategic partnership agreements with Higher Education Press and China Adult Education Association. The platform offers free online classes to students and teachers of our partnership schools as well as workers and reemployment population that are members of our strategic partners. Registered members of our vocational training platform and virtual simulation experimental platform have access to the lifelong education public service platform as part of their subscription package.

Our lifelong education public service platform is further divided into four sub platforms: iCourse, Intelligent Vocational Education, Quality Couse and China Rural Distance Education Network. Each of these platforms was developed pursuant to our existing strategic partnership agreements. See “– Material Contracts.” iCourse provides online course materials to undergraduate students and teachers relating to their college coursework. Intelligent Vocational Education platform provides online course materials to students and teachers of vocational schools relating to their vocational training coursework. Quality Course platform provides students and teachers of universities and other higher education institutions trainings relating to their curricula.

The course materials on the Lifelong Education Public Service Platform are provided by our strategic partners while we provide the technical infrastructure for members of this platform to access these course materials.

Vocational Training Platform

We launched our vocational training platforms in April 2014. Through this platform, we provide online vocational training to workers in urban and rural areas as well as reemployment groups. Registered members of our vocational training platform can access pre-recorded training materials by paying an annual fee. There are currently 407 courses available on this platform that are designed to help platform users develop and improve their vocational skills in industries with strong hiring demand. See “– Our Couse Offerings.”

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Virtual Simulation Experimental Training Platform

We launched our virtual simulation experimental training platform in 2018 to offer online virtual simulation experimental training to college students. Registered members of our virtual simulation experimental training platform can access virtual experimental centers by paying an annual fee. The platform currently hosts virtual centers for conducting five types of experiments. See “– Our Course Offerings.”

We believe that the combination of these three platforms allows us to address online education demands of different groups of our target customers, ranging from college students to workers and reemployment groups in both rural and urban areas of the PRC. More importantly, our free lifelong education public service platform gives us access to target user groups for our fee charging platforms by offering such users the opportunity to initially experience our training materials and services without paying a fee and then become a fee-paying member of our vocational training and virtual simulation experimental training platforms by paying flat-rate annual fees for more systematic and sophisticated online training services. As of December 2018, approximately 9.2% of users of our life long public service platform became fee-paying users of our vocational training and virtual simulation experimental training platforms.

The diagram below illustrates our existing platforms, their respective users and our integration of these platforms as of the date of this prospectus:

Our Course Offerings

Our courses provide students with practical education to prepare them for jobs in industries or fulfill the requirements of college curricula. We generally offer the following two types of classes: vocational training courses and virtual simulation experiments.

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Vocational Training Courses

Vocational training courses are pre-recorded video classes that cover major areas of vocational training such as electronics, computer, construction and mechanical. We currently provide 407 courses covering a wide range of disciplines such as welding, electronics, carpentering and metal materials. For each subject, there are basic, mid-level and high-level training courses available on our platform. Our vocational training courses have been recognized as recommended community vocational education multimedia teaching materials by the PRC Ministry of Education.

Vocational training courses are offered to vocational training students as well as other groups that are interested in vocational training such as workers in rural and urban areas of the PRC. Registered members of our platform can access pre-recorded training materials by paying an annual fee. We currently have approximately 2.1 million registered members using our vocational training platform, each of whom pays an annual fee of RMB 100 (approximately $14.85).

Virtual Simulation Experimental Training

Starting 2018, we have been offering online virtual simulation experimental training to college students. Students that have registered with our virtual simulation experimental training platform can access our virtual experiment software and conduct experiments in a virtual environment. We currently host five virtual experiment centers, including diesel engine disassembly, auto and mechanical projects, electronics center, chemistry engineering center and civil engineering center.

Vocational training course materials and virtual simulation experimental training materials are currently developed through our cooperation with Jimei University pursuant to the cooperation agreement between the parties. See “Material Contracts — Cooperation Agreement with Jimei University.” In particular, faculties of Jimei University give lectures and other employees of the university are responsible for recording the session. Once these steps are taken, our technical team uploads the recorded lessons to our platform and works on subsequent technical maintenance to ensure our members’ access to these programs. We may directly engage teachers in the future to provide teaching sessions in addition to relying upon cooperation with universities and other academic institutions for content development. We currently have approximately 35,000 registered members using our virtual simulation experimental training programs, each of whom pays a quarterly fee of RMB 300 (approximately $44.56).

Our Platform Users

Users of our platforms primarily include: college students and graduates that are studying towards, or already held, a post-secondary degree, professionals, reemployment groups and rural migrant workers. Our online training materials are designed to provide supplemental course materials and practical training opportunities to college students and graduates. We are also dedicated to helping professionals, reemployment groups and rural migrant workers further develop skills that benefit their professional development and competitiveness on the job market.

Based on the amount of fees we charge and the types of services we provide, our users are divided into three categories: regular members, VIP members and SVIP members. Regular members are not required to pay a fee and only have access to materials on our lifelong education public service platform. VIP members have access to materials on our lifelong education public service platform and vocational training platform by paying a flat-rate annual fee and SVIP members have access to all our platforms by paying a quarterly fee at a higher rate. See “—Fees and Payments.”

We have experienced significant growth in the number of fee-paying users in recent years. The number of fee-paying members increased from 49,936 as of December 31, 2014 to 1.3 million as of March 31, 2018 and 2.3 million as of March 31, 2019.

Our Technology Services

In addition to online education services, we also provide technology services to our clients, comprising government agencies, academic institutions and private clients such as education service companies. The services we provide include software development and maintenance, hardware installation and testing and related consulting and training services. For fiscal year ended March 31, 2019 and 2018, we generated revenue of $342,118 and $192, 934, respectively, from technology services.

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Fees and Payments

For our VIP members, we charge a flat annual fee of RMB 100 (approximately $14.85) per member for access to our life long education platform and our vocational training platform. For our SVIP members who have access to all platforms, including the virtual simulation experimental training, we charge a flat fee of RMB 300 (approximately $44.56) per member per quarter. The initial payment of such fees is due upon registration and subsequent payments are due at the beginning of each year or month within the membership period. We also review and adjust our fee structure based on market demands for our services and industry trends.

Our members can log into their accounts on our platforms and pay annual fees via online banking. Our members can also request a refund of their annual and quarterly membership fees by submitting a request to our customer service department. Upon receiving and reviewing such request, we will refund such members on a pro rata basis based on the remaining time of their applicable membership periods. We have not received any request for refund from any of our members as of the date of this prospectus.

For our technology services, our service fees are determined through negotiation between us and our customers and memorialized in our service agreements with such customers.

Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Service Agreement with China Adult Education Association

The Company and China Adult Education Association (“CAEA”) entered a data cloud service agreement (the “Service Agreement”) on December 12, 2014. The Service Agreement provides that CAEA has engaged the Company to provide cloud services to Central Agricultural Radio and Television University (“CARTU”), a member university of CAEA. The Company shall not charge for service fee for such cloud service to CARTU, and CARTU shall guide its students to become subscription members of the Company. The Company shall also gradually complete the cloud service of data integration for higher vocational colleges and secondary vocational colleges within 5 years. CAEA shall play its role of supervision, guidance and coordination and provide convenient green channels for the Company to perform its services under the Service Agreement.

Cloud Computing Service Agreement with Higher Education Press Ltd.

The Company and Higher Education Press Ltd. (“HEP”) entered a cloud computing service agreement (the “Cloud Agreement”) on June 1, 2018. The Cloud Agreement provides that HEP has engaged the Company to provide cloud computing services to HEP’s three websites: quality courses (www.jingpinke.com) website, intelligent vocational education platform (www.icve.com.cn) and iCourses website (www.icourses.cn). The Company will provide data sharing and interconnection service among colleges and universities, and to enable “elite courses,” “intelligent vocational education platform” and “favorite courses” to offer personalized services for teachers and students in Colleges and vocational colleges. HEP also agreed to engage the Company to provide related operational and maintenance work. There is no service fee charged by the Company. The Company shall own the basic software technology used by themselves to build the platform. The instrumental software used by HEP for secondary development shall be owned by HEP. The service term of the Cloud Agreement is 50 years.

Cooperation Agreement with China Adult Education Association

The Company and CAEA entered a promotion cooperation agreement (the “Cooperation Agreement”) on February 19, 2014. The Cooperation Agreement provides that the Company and CAEA shall cooperate to promote online learning in urban and rural communities, especially to establish communication and collaboration mechanism and service platform for urban and rural communities. The Company shall provide high-quality digital learning products and resources, design and develop online learning management model and promote advanced technology in accordance with the needs of community education, adult education and lifelong education. CAEA will collaborate with other course providers and encourage them to upload their courses to the Company’s website, and promote the Company’s online products to CAEA’s users. The Company shall pay 5% of its income generated from members referred by CAEA to CAEA as a promotion fee. The term of the Cooperation Agreement is 5 years and such Cooperation Agreement can be automatically renewed at the end of the 5th year. An amendment of the Cooperation Agreement was entered on November 2, 2016, which changed the percentage of a promotion fee from 5% to 4%.

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Promotion Agreement by and among the Company, China Adult Education Association and Higher Education Press Ltd.

The Company, CAEA and HEP entered a promotion agreement (the “Promotion Agreement”) on June 6, 2018. The Promotion Agreement provides that the Company offers online learning resources for college students and other groups, especially to establish communication and collaboration mechanism and service platform for college students’ communities and other communities. CAEA and HEP agreed to promote the Company’s website by using their advantages and resources. The Company shall provide high-quality digital learning products and resources, design and develop online learning management model and promote advanced technology based on the needs of community education, adult education and lifelong education. CAEA and HEP will collaborate with other course providers and encourage them to upload their courses to the Company’s website, and promote the Company’s online products to the users of CAEA and HEP. The Company shall pay 4% of its income generated from members referred by CAEA and HEP to them as a promotion fee. The term of the Promotion Agreement is 5 years and such Promotion Agreement can be automatically renewed at the end of the 5-year period.

Cooperation Agreement with Jimei University

The Company and Jimei University entered a cooperation contract (the “Cooperation Contract”) on January 7, 2014.  The Cooperation Contract provides that Jimei University shall produce high-quality video course materials in areas such as Mechanical Engineering, Marine Engineering, Information and other subjects for the Company, provide related technology services and provide trainings to employees of the Company. Jimei University shall provide no less than 50 video course materials to the Company in 2014 and the price for each is RMB500, 000 (approximately $72,741). The Intellectual Property right of each course material produced by Jimei University belongs to the Company.

The parties entered into an Amendment to the Cooperation Agreement on November 12, 2014, pursuant to which Jimei University shall provide an additional 300 video course materials by December 31, 2017.

Technology; Research & Development

Our education platform is built upon cloud computing technology. The cloud-based education platform integrates telecommunication network, broadcast network and Internet into a unified network and enables a higher amount of data sharing compared to other types of platforms. By leveraging a combination of software, application and hardware, we provide an instant computer infrastructure and platform for our online training programs and content sharing between us and our strategic partners such as universities and vocational schools. Such infrastructure lays the foundation for developing any additional platforms required for our business expansions in the future. With such infrastructure, we can easily develop additional platforms or add additional features to our existing platforms with spending a significant amount of additional time and resources. It also facilities the connection between our platforms and that of our partner universities. Compared to our competitors that are using third party cloud system, the data of our members and their activities on our platforms are not available to third party cloud computing service providers, which increases data security. In addition, we own the hardware and software components of our cloud system and our ability to integrate these components enables us to provide cloud computing as services or infrastructure to our customers in the technology services market. Our cloud computing technology enables us to collect and analyze a significant amount of data within a relatively short period of time and also accumulate algorithmic models, which facilitate the application of big data and artificially intelligence technologies in our business expansions.

We operate an Internet technology center at our headquarters in Wuxi, Jiangsu, where we host hardware facilities for our cloud computing programs. Our technology center has well equipped computer rooms and provides 24 hours operation services with nationally certified security protections.

We currently have a technology team consisting of 17 members led by our Chief Technology Officer. Our technology team dedicates its time to our research and development efforts. Our technology team has experience in the development, design, operation and maintenance of online platforms and services as well as application of big data and artificial intelligence technologies into improvement and expansion of our online education services. Most of our team members have 10 years or more of experience, 10% of our team members have master’s or doctor’s degree and certain team members have work experience at reputable laboratories. Our research and development efforts are closely tied to the market. We adjust our development efforts based on market conditions and government policies. The focuses of our research and development efforts include improving our online training data collection, programs focused on intelligent study, education resource integration and cloud technology application. In addition to internal development efforts, we also engage third parties for certain aspects of the development and maintenance of our platforms and online programs to the extent that such arrangements can help us save development costs. For instance, our current online vocational training courses are developed by Jimei University. See “Material Contracts - Cooperation Agreement with Jimei University.” Such cooperation allows our internal technical team to focus on other aspects of our research & development efforts while keeping course development costs at a relatively low level.

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Marketing

Since our inception, we have been relying upon strategic cooperation with education industry associations, vocational schools and universities to develop and expand our user base. Members and students of our strategic partners are oftentimes the target users of our platforms. In particular, we provide the members, students and teachers of our partners free access to our lifelong education public service platform. If these potential users are satisfied with the quality of our free course materials and services, they will register with our fee charging platforms. We also publish articles on vocational training and online education industry trends and government policies on publications of our strategic partners and organize seminars on these topics. Based on our experience, our current marketing strategy is cost-effective compared to traditional brand promotion strategies such as television and newspaper advertising. By implementing such strategy, we have been able to significantly increase our user base.

To enhance our brand awareness, we plan to engage in other brand promotion activities such as attending high profile industry events and advertising through social media such as Wechat and Toutiao.

Intellectual Property

Our intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright law, trade secret protection and employment and confidentiality agreements with executive officers and most other employees, to protect our intellectual property rights. Our employment agreements with our executive officers contain confidentiality and non-disclosure clauses that impose confidentiality obligations on the executive officers at all times during and after their employment with us. Furthermore, the executive officers acknowledge, pursuant to the employment agreements, that copyrightable works prepared by them within the scope of and during the period of their employment with us are “works for hire” and that we will be considered the author thereof. In addition, we require certain key employees to enter into separate confidentiality agreements with us under which they acknowledge that all inventions, utility models, designs, know-how, copyrights and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

We have registered 17 software copyrights in relating to our platforms with the National Copyright Administration of the PRC. We have also registered 3 domain names relating to our business, including our www.kingwayup.com, www.kingwayedu.cn and kingwayedu.net websites, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center.

Employees

We are currently headquartered in Wuxi, Jiangsu Province, where all of our employees are based. We had a total of 44 employees as of the date of this prospectus. All of our current employees are employed on a full-time basis. The following table sets forth the number of our employees, categorized by function:

Function	Number of Employees
Research and Development	17
Marketing	10
Finance and Accounting	7
General and administration	10

Total	44

We enter into employment contracts with all of our employees. We also enter into separate confidentiality agreements with certain key employees that impose confidentiality obligations until the relevant information becomes public or is no longer considered confidential by us. In addition to salaries and benefits, we provide performance-based bonuses for our employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government.

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We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. As of the date of this prospectus, none of our employees belongs to any union.

Seasonality

Given the constant demands for vocational education services throughout the year, our current operations have not demonstrated seasonality.

Competition

The vocational education services market in China is fragmented, rapidly evolving and highly competitive. We face competition for student enrollment from existing large online and offline providers of vocational education services, as well as smaller regional vocational education services providers in China. We may also face competition from providers that offer specialized programs targeting certain markets such as IT and accounting. In the future, we may also face competition from new entrants into the Chinese vocational education market.

We believe that the principal competitive factors in our markets include the following:

•	scope and quality of course offerings and services;

•	ability to independently operate our own cloud platform that integrates a wide range of online resources;

•	access to experienced teachers through strategic partnership; and

•	ability to align course offerings and services to specific needs of students.

We believe that we are well-positioned to effectively compete in markets in which we operate on the basis of our innovative education platform, broad scope of course offering, expertise in vocational training and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors— Risks Related to Our Business and Industry— If we fail to develop and introduce new courses in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.”

Facilities

Our current principal executive offices are located at our headquarters in Wuxi, Jiangsu Province, comprising 1,219 square meters, at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC. This facility currently accommodates our management headquarters, research and development and general and administrative activities. We rent this facility from an unaffiliated third party for a monthly rent of RMB 526,660 (approximately $78,215). The lease will expire on December 31, 2019 and we do not anticipate any issue renewing such lease.

We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Insurance and Social Security Matters

We do not maintain any liability insurance or property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

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Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

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REGULATION

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added telecommunication services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and Catalogue of Industries for Guiding Foreign Investment (2017 Revision) (“the Catalogue”). To comply with the relevant laws and regulations, Wuxi Wangdao, our VIE, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until December 29, 2023.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in a value-added telecommunications business as well as a good business track record. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM to provide value-added telecommunication services in China, and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications services shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company must improve its internal internet and information security standards and emergency management procedures.

In view of these restrictions on foreign direct investment in value-added telecommunications services under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the contractual arrangements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

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Regulations on Foreign Investment

Catalogue of Industries for Guiding Foreign Investment (2017 Revision)

The Catalogue, was promulgated by the National Development and Reform Commission (“NDRC”) and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Foreign Investment Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalogue are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. Our business falls under value-added telecommunications services, which are under the “restricted” category in the Catalogue. In addition, in June 2018, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) (“Negative List”), which will become effective on July 30, 2019. On June 30, 2019, NDRC and MOFCOM issued Catalogue of Encouraged Industries for Foreign Investment (2019), which will also come into effect on July 30, 2019. The aforesaid two regulations have updated their counterparts in the Catalogue. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approvals from the MOFCOM and the MIIT for the incorporation of the joint ventures and the business operations.

Company Law of the People’s Republic of China (2018 Amendment), Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the People’s Republic of China (2018 Amendment) (“PRC Company Law”), which was initially promulgated by the NPCSC, on December 29, 1993, came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The latest amended PRC Company Law became effective on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation matters and labor matters of a wholly foreign-owned enterprise are regulated by Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, (“WFOE Law”), promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, and the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014. According to the amendments to the WFOE law in 2016, for any wholly foreign-owned enterprise that the special entry management system does not apply to, its establishment, operation duration and extension, separation, merger or other major changes shall be reported for record.

On October 8, 2016, the MOFCOM promulgated the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises (“FIE Provisional Administrative Measures”), and was subsequently amended on July 30, 2017 and on June 30, 2018. Under the FIE Provisional Administrative Measures, the incorporation and change of FIEs are subject to record-filing procedures, instead of prior approval requirements, provided that the incorporation or change does not trigger any special entry administrative measures required by the government. If the incorporation or change of FIE matters is subject to the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required.

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Foreign Investment Law of the People's Republic of China

On March 15, 2019, the National People’s Congress approved Foreign Investment Law of the People's Republic of China (“the Foreign Investment Law”), which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to a negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Risk Factors—Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities.

Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

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Setting up an education website and online education school is subject to approvals from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, pursuant to which the administrative license for “online education schools” was maintained, while the administrative license for “educational websites” was not retained. Accordingly, Craftsman Wuxi, which holds ICP license for kingwayup.com website is not required to obtain approval to operate “educational websites” from the Ministry of Education. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished. Craftsman Wuxi and Wuxi Wangdao are not required to obtain a license to operate “online education schools,” as it does not directly offer government accredited degrees or certifications.

Regulations on Internet Audio-Visual Program Services

Audio-Visual License

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (the predecessor of NRTA) and the MIII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective as of January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by SARFT, or complete record-filing procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015. Such regulation further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers that have engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

Regulations on Publication and Distribution of Audio-Visual Programs through the Internet or Other Information Network

Under the Provisions on the Administration of the Publication Market, or Publications Market Measures, which was jointly promulgated by SAPPRFT and MOFCOM and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “wholesale, retail, rental, exhibition and other activities,” respectively, under the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business. Where an entity or individual is engaged in the distribution of publications via the internet or other information networks, it or he/she shall obtain the operation permit for publications.

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The SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was amended and effective on August 8, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmits audio-visual programs.

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which was modified on March 10, 2017. The Categories clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-video programs.”

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules defines “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, internet operators distributing such publications via the internet are required to apply for an internet publishing license with the relevant governmental authorities and for SAPPRFT approval before distributing internet publications.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security promulgated measures that prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which became effective on June 1, 2017. The Network Security Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard the security of the network when conducting business and to provide services. The Network Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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Regulations on Intellectual Property

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name first promulgated by the MIIT on August 1, 2002. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the Regulation of the People’s Republic of China on Foreign Exchange Administration (2008 Revision)(“Foreign Exchange Administration Rules”) promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval by SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

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The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Provisional Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and was last amended on February 6, 2016, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular No. 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise, or Total Investment and Registered Capital Balance.

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On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing is calculated based on a formula set forth under such regulation. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and at least three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. We will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

SAFE Notice Circular No. 13 has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under the relevant rules, a failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law and the forthcoming Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, General Administration of Customs issued Announcement on Policies for Deepening the VAT Reform jointly, under which the VAT rates under the basic mechanism is 13% for the sectors such as operating and financial leases of equipment, 9% for sectors such as transportation, postal, basic telecommunication, and construction services as well as sales and leases of real property and real property rights, 0% for exported services and 6% for all remaining services, including financial services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. Furthermore, according to Announcement of the State Taxation Administration on Matters relating to Expanding the Scope of the Pilot Scheme for Issuance of Special VAT Invoices by Small-Scale Taxpayers issued by State Administration on February 3, 2019, the basic mechanism may not apply to small-scale taxpayers who may pay the VAT taxes at the levy rates of 3% and 5% on the basis of their sales amount.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such an arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.

Name	Age	Position with our company
Xiaofeng Gao	48	Chairman of the Board of Directors and Chief Executive Officer
Jun Liu	43	Chief Financial Officer
Lugang Hua	47	Chief Technology Officer
		Director Nominee*
		Director Nominee*
		Director Nominee*

*	This individual has indicated his or her assent to occupy such position upon the effective date of the registration statement of which this prospectus forms a part.

Xiaofeng Gao, founder of our company, has been serving as the Chairman of our board of directors and Chief Executive Officer since June 2019 and has also been serving as the Executive Director and the Chief Executive Officer of our VIE, Wuxi Wangdao, since June 2013. He has more than 10 years of experience in company management. From March 2005 to December 2015, Mr. Gao served as Business General Manager of Wuxi Gaoda Environmental Technology Co., Ltd., a technology company in China. Mr. Gao served as a project manager and an engineer of China Metallurgical Equipment Corporation, a company specializes in manufacturing metallurgical equipment in China from July 1997 to February 2005. Mr. Gao received a bachelor’s degree in automation from Beijing Technology University in 1994 and a master’s degree in automation from Beijing Technology University in 1997.

Jun Liu has served as our Chief Financial Officer since June 2019 and has also served as Financial Director of our VIE, Wuxi Wangdao, since June 2017. From September 2008 to May 2017, Mr. Liu served as Financial Manager of Wuxi Aiwen Mengte Technology Co., Ltd., a technology company in China. Previously, Mr. Liu served as a teacher in Xiamen Huaxia Vocational Technology College from February 2008 to July 2008. From February 2006 to February 2008, Mr. Liu served as a teacher of Xiamen Huatian Foreign-Related Vocational Technology College. From April 2005 to February 2006, Mr. Liu served as an accountant of Xiamen Dongfang Dragon Metal Material Co., Ltd., a company that specializes in metal processing in China. Mr. Liu also served as an accountant in Amoi Technology Co., Ltd., a mobile service provider which integrates manufacturing, research and development and sales of mobile communication devices, from July 1998 to March 2015. Mr. Liu received a bachelor’s degree in accounting from Xiamen University in China in 1998 and a master’s degree in accounting from Xiamen University and Xiamen National Accounting Institute in China in 2007.

Lugang Hua has been serving as our Chief Technology Officer since June 2019, and has also been serving as Chief Technology Officer and General Manager of our VIE, Wuxi Wangdao, since June 2013. Mr. Hua has been serving as General Manager, Client Director, Sale Director and CMS Business Director of Wuxi Langqi Software Technology Co., Ltd., a computer software company in China, from July 2008 to May 2013. Mr. Hua also served as a financial system engineer in Changzhou Qianhong Biopharmaceutical Co., Ltd., a company focusing on biopharmaceutical research in China. Previously, Mr. Hua served as a trade specialist at Changzhou Qianhong Bio-pharma Co., Ltd., a pharmaceutical company in China. He has more than 10 years of experience in the internet and mobile internet industry and other businesses focusing on product development, operation and promotion. He received a bachelor’s degree in electrical engineering from Naval Engineering University of China in 1997.

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Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

[●], [●] and [●] will serve as members of our Audit Committee. [●] will serve as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [●] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

[●], [●] and [●] will serve as members of our Compensation Committee. [●] will serve as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

[●], [●], and [●] will serve as members of our Nominating and Corporate Governance Committee. [●] will serve as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationship

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

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Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate his employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year (which is any period longer than six months but no more than one year) and a cash payment of half month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is any significant change in his duties and responsibilities or a material reduction in his annual salary. In such a case, the executive officer will be entitled to receive compensation equivalent to 3 months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 3 months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for 3 months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2019, we paid an aggregate of RMB 4,085,620 (approximately $606,760) in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plan.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2019, we had no outstanding equity awards.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(3)
5% or Greater Shareholders
Xiaofeng Gao	7,740,000	43%
Lugang Hua	1,800,000	10%

Executive Officers, Directors and Director Nominees
Xiaofeng Gao	7,740,000	43%
Jun Liu	360,000	2%
Lugang Hua	1,800,000	10%

All directors, director nominees and executive officers as a group (3 individuals)	9,900,000	55%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC.
(2)	Applicable percentage of ownership is based on 18,000,000 ordinary shares outstanding as of the date of this prospectus.
(3)	Applicable percentage of ownership is based on ordinary shares outstanding immediately after the offering.

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RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus. The transactions are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under PRC law.

Interest free loan from related parties were as follows:

	2019	2018	2017
Name of related parties:
Gao Xiaofeng	-	1,590,305	4,348,267
Total	-	$1,590,305	$4,348,267

The balance due to the related party represented interest-free loan to the shareholder was $1,590,305 and $4,348,267 as of March 31, 2018 and 2017, respectively. The loan was paid off as of March 31, 2019.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operates our relevant business through contractual arrangements among Craftsman Wuxi, our PRC subsidiary, Wuxi Wangdao, our variable interest entity, and the shareholders of Wuxi Wangdao. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with Wuxi Wangdao and Its Shareholders.”

Employment Agreements

See “Management — Employment Agreements.”

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital consists of 50,000,000 ordinary shares, par value $0.0001 per share, and no preferred shares. As of the date of this prospectus, 18,000,000 ordinary shares were issued and outstanding and no preferred shares were issued and outstanding.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

Dividends.    Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•	profits; or

•	“share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

Voting Rights.    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes of the ordinary shares cast during a general meeting.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption of Ordinary Shares.    We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.    Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

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Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

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Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a business person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

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Shareholders’ Suits.    Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

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Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “NGJY.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [●]. The transfer agent and registrar’s address is [●].

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

Each of our directors, executive officers and shareholders of 5% or more of our ordinary shares has also entered into a similar lock-up agreement for a period of 12 months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares which will equal ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales by our affiliates under Rule 144 are also subject to certain requirements relating to the manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of V&T Law Firm, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

(2018 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2018 Revision) the Financial Secretary undertakes with Skillful Craftsman Education Technology Limited (Cayman Islands).

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of our company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of 20 years from the date of the undertaking.

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People’s Republic of China Taxation

Enterprise Income Tax and Value Added Tax

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiary and PRC consolidated VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our PRC subsidiary and PRC consolidated VIE are subject to VAT at a rate of 6% on the services we provide, VAT at a rate of 3% on the online training services we provide, VAT at a rate of 13% on the goods we sell, less any deductible VAT our PRC entities have already paid or borne. Our PRC entities are also subject to surcharges on VAT payments in accordance with PRC law.

In addition, State Administration of Taxation (“SAT”) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Skillful Craftsman Education Technology Limited (Cayman Islands) is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Skillful Craftsman Education Technology Limited (Cayman Islands) may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

We believe that Skillful Craftsman Education Technology Limited is not a PRC resident enterprise for PRC tax purposes. It is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Skillful Craftsman Education Technology Limited meets all of the conditions above. Skillful Craftsman Education Technology Limited is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders..”

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Tax on Transferring Equity Interests

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). Pursuant to SAT Bulletin 37, the income from property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable. By promulgating and implementing the SAT Circular 59 and the SAT Bulletin 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Tax Deduction Based on Tax Treaty between Mainland China and Hong Kong

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions to qualify for such a reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong ES may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WOFE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Urban Maintenance and Construction Tax

According to Interim Regulations on Urban Maintenance and Construction Tax of the People's Republic of China (Amended in 2011) issued by the State Council on January 8, 2011, the rates of urban maintenance and construction tax shall be as follows: 7% for a taxpayer in a city, 5% for a taxpayer in a county town or town, 1% for a taxpayer living in a place other than a city, county-level town or town. The rate of urban maintenance and construction tax of Wuxi Wangdao is 7%; the rate of urban maintenance and construction tax Craftsman Wuxi is 7%.

Education Surcharge Tax

According to Provisional Regulations on the Collection of Education Surcharges (Amended in 2011) by the State Council on January 8, 2011, Computation and collection of education surcharges are based on the amount of value-added tax, business tax and consumption tax actually paid by entities and individuals. The rate of education surcharges is 3%, which shall be paid together with value-added tax, business tax or consumption tax respectively. The rate of education surcharge tax of Wuxi Wangdao is 3% and the rate of local education surcharge tax of Craftsman Wuxi is 3%.

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As per The Notice on relevant Issues on the unification of local education surcharge tax policy issued on November 7, 2010, the rate of local education surcharge tax of Wuxi Wangdao is 2% and the rate of local education surcharge tax of Craftsman Wuxi is 2%.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other markets (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

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If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC and Axiom Capital Management, Inc. as representatives for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of shares

The Benchmark Company, LLC	[●]

Axiom Capital Management, Inc.	[●]

Total	[●]

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. The underwriters are offering the shares when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The representative of the underwriters has advised us that the underwriters propose to offer our ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $[●] per share. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $[●] per share. After completion of the public offering of the shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional [●] ordinary shares on the same terms as the other shares being purchased by the underwriters from us, underwriting discounts and commissions to cover over-allotments, if any. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additionally offered securities in proportion to each of their commitments set forth in the prior table.

Underwriters’ Compensation

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

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Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares to the underwriters, (i) with respect to sales of shares to investors introduced by the underwriters in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a 7.0% underwriting discount; and (ii) with respect to sales of ordinary shares to investors introduced by Company in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a 5.0% underwriting discount.

The following table shows the per-share price and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase [●] additional shares.

	Per Share	Total Without Exercise of Over-Alloment Option	Total With Exercise of Over-Allotment option

Discounts & commissions	[●]	[●]	[●]

Non-accountable expense allowance	[●]	[●]	[●]

Net proceeds to us	[●]	[●]	[●]

Expense Reimbursement

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1.5% of the gross proceeds received in this offering. In addition, we have also agreed to pay or reimburse the underwriters for certain of the underwriters’ out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the underwriters’ outside legal counsel, which shall not exceed $135,000. All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[●] million.

Warrants

Upon the closing of this offering, we have agreed to sell to the underwriters a warrant to purchase up to 5% of the number of ordinary shares sold in this offering. The warrant will be exercisable at a per share and warrant exercise price equal to 120% of the public offering price per share and warrant sold pursuant to this offering, subject to standard anti-dilution adjustments for share splits and similar transactions. The warrant will be exercisable at any time, and from time to time, in whole or in part, during the period from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrant is also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). Except as permitted by Rule 5110(g)(1), the underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement of which this prospectus forms a part or the commencement of sales under this prospectus. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the warrants, and shall expire on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders.

107

Lock-up Agreements

Each of our executive officers and directors and 5% or more holders of all of our shares and warrants outstanding prior to the effective date of this offering, have agreed with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares , without the prior written consent of The Benchmark Company, LLC, as representative of the underwriters, for a period of twelve months after the date of this prospectus.

Stabilization

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our shares. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares common of stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position or to stabilize the price per share of our ordinary shares, the underwriters may bid for, and purchase, shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of share available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, ordinary shares in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in ordinary shares on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act of 1934. Rule 103 generally provides that:

•             a passive market maker may not effect transactions or display bids for our common share and or warrants in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•             passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

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The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Participation in Future Offerings

Until twelve months from the closing of the offering, the underwriters shall have a right of first refusal to act on our behalf as lead or managing underwriters or exclusive financial advisors for offerings of equity and debt securities, including equity-linked securities, of us and our subsidiaries and successors.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. The public offering price of the ordinary shares offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the ordinary shares were:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our services;

●	The experience and skills of our executive officers; and

●	The general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ordinary shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the ordinary shares can be resold at or above the public offering price.

Listing

We have applied for the listing of our ordinary shares on The Nasdaq Capital Market under the symbol “NGJY.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters have informed us that they do not expect to confirm sales of our ordinary shares offered by this prospectus to any accounts over which they exercise discretionary authority.

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Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

110

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

111

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee		75,000
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Transfer Agent Fee
Miscellaneous Expenses
Total	$

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Schiff Hardin LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by V&T Law Firm and for the underwriters by [●]. Ellenoff Grossman & Schole LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and V&T Law Firm with respect to matters governed by PRC law. Schiff Hardin LLP may rely upon [●] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of March 31, 2019 and 2018 for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of BDO China Shu Lun Pan Certified Public Accountants LLP is located at 4th Floor, 61 East Nanjing Road, Shanghai, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at Floor 4, Building 1, No. 311, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC or call us at +86 0510-81805788. We also maintain a corporate website at www.kingwayup.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

112

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

113

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Skillful Craftsman Education Technology Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Skillful Craftsman Education Technology Limited and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2019.

Shanghai, The People’s Republic of China
July 30th, 2019

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
	Note	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	3	$10,362,283	$4,896,067
Accounts receivable, net	4	451,132	171,753
Prepayments and other current assets	5	902,811	1,973
Total current assets		11,716,226	5,069,793
Non-current assets
Property and equipment, net	6	14,022,240	1,062,573
Intangible assets, net	7	17,799,207	23,921,846
Total non-current assets		31,821,447	24,984,419
TOTAL ASSETS		$43,537,673	$30,054,212

LIABILITIES
Current liabilities
Accounts payable	8	$10,025	$6,044,274
Taxes payable	13	375,337	697,099
Amounts due to a related party	14	-	1,590,305
Other payables	9	151,545	85,219
Deferred revenue-current	10	15,308,898	10,558,149
Total current liabilities		15,845,805	18,975,046
Non-current liabilities
Deferred revenue-noncurrent	10	8,672,836	-
Total non-current liabilities		8,672,836	-
TOTAL LIABILITIES		$24,518,641	$18,975,046

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 18,000,000 shares issued and outstanding		1,800	1,800
Additional paid-in capital		1,619,774	1,619,774
Statutory reserve		745,590	745,590
Accumulated profits		16,945,947	8,270,889
Accumulated other comprehensive (loss) /income		(294,079)	441,113
TOTAL SHAREHOLDERS’ EQUITY		19,019,032	11,079,166
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$43,537,673	$30,054,212

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the years ended March 31,
	Note	2019	2018
Revenue	10	$24,668,840	$14,910,543
Cost of revenue	11	(9,458,559)	(4,715,419)
Gross profit		15,210,281	10,195,124

Operating expenses:
Selling and marketing expenses		(1,832,006)	(1,148,375)
General and administrative expenses		(1,899,110)	(1,108,280)
Total operating expenses	12	(3,731,116)	(2,256,655)
Income from operations		11,479,165	7,938,469
Interest income		88,588	76,324
Interest expenses		(195)	(114)
Income before income taxes		11,567,558	8,014,679
Income tax expense	13	(2,892,500)	(2,004,711)
Net profit		$8,675,058	$6,009,968
Less: net profit attributable to non-controlling interests		-	-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders		8,675,058	6,009,968

Net earnings per ordinary share, basic and diluted		0.48	0.33
Weighted average number of ordinary shares, basic and diluted		18,000,000	18,000,000

Net profit		$8,675,058	$6,009,968
Other comprehensive (loss) /income:
Foreign currency translation adjustment		(735,192)	722,635
Total comprehensive income		7,939,866	6,732,603

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Common stock	Additional paid-in capital	Statutory reserve	Accumulated profits	Accumulated other comprehensive (loss)/income	Total

Balance as of March 31, 2017	18,000,000	$1,800	$1,619,774	$252,020	$2,754,491	$(281,522)	$4,346,563
Net profit for the year	-	-	-		6,009,968	-	6,009,968
Appropriation to statutory reserve	-	-	-	493,570	(493,570)	-	-
Foreign currency translation adjustment	-	-	-	-	-	722,635	722,635
Balance as of March 31, 2018	18,000,000	$1,800	$1,619,774	$745,590	$8,270,889	$441,113	$11,079,166
Net profit for the year		-	-	-	8,675,058	-	8,675,058
Foreign currency translation adjustment		-	-	-		(735,192)	(735,192)
Balance as of March 31, 2019	18,000,000	$1,800	$1,619,774	$745,590	$16,945,947	$(294,079)	$19,019,032

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2019	2018
Cash flows from operating activities
Net profit	$8,675,058	$6,009,968
Adjustments to reconcile net profit to net cash generated from operating activities
Depreciation of property and equipment	922,770	415,838
Amortization of intangible assets	6,324,124	3,968,113
Loss on disposals of property and equipment	7,430	-
Changes in operating assets and liabilities:
Accounts receivables	(279,379)	(131,162)
Prepayments and other current assets	(900,838)	60,158
Accounts payable	(6,034,249)	4,021,643
Amounts due to a related party	(1,590,305)	(2,757,962)
Deferred revenue	13,423,585	4,948,787
Other payables	66,326	33,851
Taxes payable	(321,762)	382,874
Net cash generated from operating activities	20,292,760	16,952,108

Cash flows from investing activities
Purchase of property and equipment	(13,963,669)	-
Purchase of intangible assets	(1,782,615)	(15,073,518)
Net cash used in investing activities	$(15,746,284)	$(15,073,518)

Net cash flows from financing activities	-	-

Effects of foreign currency translation	919,740	(1,030,294)

Net increase in cash and cash equivalents	5,466,216	848,296
Cash and cash equivalents at beginning of period	4,896,067	4,047,771
Cash and cash equivalents at end of period	$10,362,283	$4,896,067

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$3,257,505	1,658,830
Cash paid for interest expense	195	114

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is a limited company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People's Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company undergone a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”).

As the Company, its subsidiaries and VIE are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Group's subsidiaries and the VIE were as follows:

Name of Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES ”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding

VIE:			Indirect
Wuxi Kingway Technology Co., Ltd.( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license, which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under the PRC laws, thus not being qualified to hold ICP license.

Accordingly, the Group's offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreement

Under the Exclusive Business Cooperation Agreement between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations , WOFE , as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company's PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group's right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

The Group's business has been directly operated by the VIE. For the years ended March 31, 2019 and 2018, the VIE contributed 100% and 100% of the Group's consolidated revenues, respectively. As of March 31, 2019 and 2018, the VIE accounted for an aggregate of 100% and 100%, respectively, of the consolidated total assets, and 100% and 100%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company's VIE were included in the accompanying consolidated financial statements:

	As of March 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$10,362,283	$4,896,067
Accounts receivable, net	451,132	171,753
Prepayments and other current assets	900,968	-
Total current assets	11,714,383	5,067,820
Non-current assets:
Property and equipment, net	14,022,240	1,062,573
Intangible assets, net	17,799,207	23,921,846
Total non-current assets	31,821,447	24,984,419
TOTAL ASSETS	$43,535,830	$30,052,239

Current liabilities:
Accounts payable	$10,025	$6,044,274
Taxes payable	375,337	697,099
Amounts due to a related party	-	1,590,305
Other payables	151,545	85,219
Deferred revenue-current	15,308,898	10,558,149
Total current liabilities:	15,845,805	18,975,046
Non-current liabilities:
Deferred revenue-noncurrent	8,672,836	-
Total non-current liabilities	8,672,836	-
TOTAL LIABILITIES	24,518,641	18,975,046

	For the years ended March 31,
	2019	2018
Revenue	$24,668,840	$14,910,543
Net profit	$8,675,058	$6,009,968

	For the years ended March 31,
	2019	2018
Net cash generated from operating activities	$20,292,760	$16,952,108
Net cash used in investing activities	(15,746,284)	(15,073,518)
Net cash generated from financing activities	-	-
Net increase in cash and cash equivalents	5,466,216	848,296

There are no consolidated VIE's assets that are pledged or collateralized for the VIE' obligations and which can only be used to settle the VIE's obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE's assets.

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

e)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

f)	Property and equipment, net

Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Useful Lives
Server hardware	5 years
Vehicle	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

g)	Intangible assets

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Useful Lives
Acquired software	5 years
Purchased courseware	5 years
Copyrights	5 years

h)	Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if any of the following criteria meets: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) The lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term

i)	Impairment of long-lived assets

The Group reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2019 and 2018.

j)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices in active markets for identical assets and liabilities.

• Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayment and operating lease, accounts payable and taxes payable approximate the fair value of the respective assets and liabilities as of March 31, 2019 and 2018 owing to their short-term nature or present value of the assets and liabilities.

k)	Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Group’s revenue is principally derived from the rendering of education services to the members through online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB 100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB 300 per member per quarter.

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance.

The Group also generate revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of March 31,
	2019	2018	2017

Deferred revenue-current	$15,308,898	$10,558,149	$5,609,362
Deferred revenue-non-current	8,672,836	-
Total	$23,981,734	$10,558,149	$5,609,362

	For the years ended March 31,
	2019	2018
Revenue recognized from deferred revenue balance	$10,558,149	$5,609,362

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $23,981,734. The Group expects to recognize revenue of $15,308,898 and $8,672,836 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

Disaggregation of revenue

For the years ended March 31, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. The following table provides information about disaggregated revenue by types:

	For the years ended March 31,
	2019	2018
Online VIP membership revenue	$19,271,739	$14,717,609
Online SVIP membership revenue	5,054,983	-
Technical service revenue	342,118	192,934
Total	$24,668,840	$14,910,543

l)	Cost of revenue

Cost of revenue is mainly composed of copyright fee and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

m)	Allowance for doubtful accounts

Accounts receivable are recorded at original invoiced amount less an estimated allowance for uncollectible accounts. The management determines the adequacy of allowance for doubtful accounts based on individual account analysis and historical collection situation. When the management believes an allowance is necessary, the allowance is provided against accounts receivable balances, with a corresponding charge recorded in the statement of income. Delinquent account balances are written-off against the allowance for doubtful accounts when the collection is not probable. The Group considers there is no allowance for doubtful accounts for years ended March 31, 2019 and 2018.

n)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees' salaries. The Group recorded employee benefit expenses $79,056 and $ 65,076 of for the years ended March 31, 2019 and 2018, respectively.

o)	Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among this, advertising and promotion costs were $ 1,319,969 and $ 779,162 for years ended March 31, 2019 and 2018, respectively.

p)	Research and development costs

Research and development expenses consist of compensations and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development costs were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

q)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

r)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

s)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

t)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

u)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share,” ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

v)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	March 31, 2019	March 31, 2018
Year-end spot rate	US$1= 6.7335 RMB	US$1= 6.2881 RMB
Average rate	US$1= 6.7317 RMB	US$1= 6.6021 RMB

w)	Comprehensive income / (loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

x)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

y)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of March 31, 2019 and 2018, the RMB denominated cash and cash equivalents amounted to $10,362,283 and $ 4,896,067 respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

z)	Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

aa)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Group is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In August 2018, the FASB issued 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40), which reduces complexity for the accounting for the accounting for costs of implementing a cloud computing service arrangement. The amendment is effective for public companies with fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group is currently assessing the impact of this pronouncement to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Group is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through Net profit. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

bb)	Recently adopted accounting standards

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220). The new guidance permits, but does not require, companies to reclassify the stranded tax effects of the Tax Cuts and Jobs Act (the “Act”) on items within accumulated other comprehensive income to retained earnings. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group adopted this standard in the first quarter of 2019 and did not elect to reclassify the stranded tax effects of the Act on items within accumulated other comprehensive income to retained earnings. The Group uses the portfolio method for releasing the stranded tax effects from accumulated other comprehensive income.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not expect that adoption of Topic 606 did not have a material impact on its consolidated balance sheets or on its consolidated statements of cash flows.

In February 2016, FASB issued an accounting standard update (ASC Topic 842) that amends the accounting guidance on leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB also subsequently issued amendments to the standard, including providing an additional and optional transition method to adopt the new standard, described below, as well as certain practical expedients related to land easements and lessor accounting. On adoption and as of March 31, 2019, we did not recognize ROU assets or lease liabilities as we did not enter into any lease agreements with lease term over 12 months.

3.	Cash and cash equivalents

Cash and cash equivalents consisted of the followings:

	As of March 31,
	2019	2018
Cash on hand	$110	$2,662
Bank balances	10,362,173	4,893,405
Total	$10,362,283	$4,896,067

4.	Accounts receivable, net

Accounts receivable, net consisted of the followings:

	As of March 31,
	2019	2018
Accounts receivable, gross	$451,132	$171,753
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$451,132	$171,753

5.	Prepayments and other current assets

Prepayments and other current assets consisted of the followings:

	As of March 31,
	2019	2018
Prepaid service fees	$900,968	$
Others	1,843		-
Total	$902,811		$1,973

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

6.	Property and equipment, net

Property and equipment consisted of the followings:

	As of March 31,
	2019	2018

Server hardware	$8,479,493	$2,128,252
Vehicles	114,204	122,294
	8,593,697	2,250,546
Less: accumulated depreciation	(1,997,016)	(1,187,973)
Server development in progress	7,425,559	-
Property and equipment, net	$14,022,240	$1,062,573

Server development in process represented the advance payment made to a third party.

During the years ended March 31, 2019 and 2018, the Group had no impaired or pledged property and equipment.

Depreciation expenses were $ 922,770 and $ 415,838 for the years ended March 31, 2019 and 2018, respectively.

7.	Intangible assets, net

Intangible assets consisted of the followings:

	As of March 31,
	2019	2018

Software	$1,567,387	$1,678,408
Courseware	27,355,662	29,293,324
Copyrights	3,118,735	1,431,275
	32,041,784	32,403,007
Less: accumulated amortization	(14,242,577)	(8,481,161)
Intangible assets, net	$17,799,207	$23,921,846

During the years ended March 31, 2019 and 2018, the Group had no impaired or pledged intangible assets.

Amortization expenses were $ 6,324,124 and $ 3,968,113 for the years ended March 31, 2019 and 2018, respectively.

8.	Accounts payable

Accounts payable consisted of the followings:

	As of March 31,
	2019	2018
Payable to a courseware supplier	$-	$6,044,274
Payable to accessories suppliers	10,025	-
Total	$10,025	$6,044,274

9.	Other payables

Other payable consisted of the followings:

	As of March 31,
	2019	2018
Promotion fee payable	$143,710	$77,872
Welfare payables	7,835	7,347
Total	$151,545	$85,219

10.	Revenue

Disaggregation of revenue

For the years ended March 31, 2018 and 2019, all of the Group’s revenues were generated in the PRC. Additionally, all of the revenues for the periods were recognized from contracts with customers. Revenue consisted of the following categories:

	For the years ended March 31,
	2019	2018
Online VIP membership revenue	$19,271,739	$14,717,609
Online SVIP membership revenue	5,054,983	-
Technical service revenue	342,118	192,934
Total	$24,668,840	$14,910,543

The Group’s revenue is principally derived from the rendering of vocational education services to the members through online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB 100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB 300 per member per quarter.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of March 31,
	2019	2018	2017

Deferred revenue-current	$15,308,898	$10,558,149	$5,609,362
Deferred revenue-non-current	8,672,836	-
Total	$23,981,734	$10,558,149	$5,609,362

	For the years ended March 31,
	2019	2018
Revenue recognized from deferred revenue balance	$10,558,149	$5,609,362

Deferred revenue refers to the remaining unamortized amount of membership fee of online members paid in advance. Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $23,981,734. The Group expects to recognize revenue of $15,308,898 and $8,672,836 related the remaining performance obligations over the next 12 months and the next 12 months to 24 months, respectively.

11.	Cost of revenue

Cost of revenue consisted of the followings:

	For the years ended March 31,
	2019	2018
Amortization expenses	$6,324,124	$3,968,113
Resource usage fees	1,573,653	-
Depreciation expenses of server hardware	900,608	393,242
Website maintenance fee	356,523	227,199
Raw material consumption fees	156,790	59,132
Others	146,861	67,733
Total	$9,458,559	$4,715,419

12.	Operating expenses

Operating expenses consisted of the followings:

	For the years ended March 31,
	2019	2018
Selling and marketing expenses:
Promotion expenses	$1,319,969	$779,162
Union pay service charges	393,205	193,477
Employee compensation	99,514	94,378
Employee benefit expenses	18,056	18,310
Others	1,262	63,048
	1,832,006	1,148,375

General and administrative expenses:
Employee compensation	$1,749,429	$1,017,412
Employee benefit expenses	61,000	46,766
Depreciation expenses of vehicles	22,162	22,596
Others	66,519	21,506
	1,899,110	1,108,280

Operating expenses	$3,731,116	$2,256,655

13.	Taxes Payable

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the years ended March 31, 2019 and 2018.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD2, 000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the years ended March 31, 2019 and 2018.

PRC

Income Tax

The Company's subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group's PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the years ended March 31
	2019	2018
Current	$2,892,500	$2,004,711
Deferred	-	-
Income tax expense	$2,892,500	$2,004,711

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the years ended March 31, 2019 and 2018, respectively:

	For the years ended March 31,
	2019	2018
Income before income taxes	11,567,558	8,014,679
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$2,891,890	$2,003,670
Effect of non-tax deductible expenses	610	1,041
Income tax expense	$2,892,500	$2,004,711

There was not any temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements as of March 31, 2019 and 2018, thus no deferred income tax is recognized.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the followings:

	As of March 31,
	2019	2018
Income tax payable	$224,882	$631,565
VAT payable	134,172	57,720
Other tax payables	16,283	7,814
Total	$375,337	$697,099

14.	Related parties

1)	Nature of relationships with related parties

Name of related parties	Relationship with the Company

Gao Xiaofeng	Shareholder

2)	Transactions and balances with related parties

Amounts due to a related party:

	As of March 31,
	2019	2018
Gao Xiaofeng	-	1,590,305
Total	-	$1,590,305

The amounts represented an interest-free loan borrowed from a related party which was settled in December 2018.

15.         Commitments and Contingencies

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi in the PRC. As of March 31, 2019, the Group had no obligation under long-term operating leases and financing lease requiring minimum rentals. As of March 31, 2019, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the period ended March 31, 2019 was $ 31,046, and was recorded in general and administrative expense on the consolidated statements of operations. On March 31, 2019, the Group had no future minimum payments under non-cancelable operating leases over one year.

As of March 31, 2019, future minimum payments under non-cancelable operating leases were as followings:

Future Lease Payments
Within one year	$58,677
Total	$58,677

16.	Subsequent events

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event except that the reorganization of the Group’s legal structure was completed on July 17, 2019 (Note 1).

17.	Condensed financial information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of March 31,
	2019	2018
Assets/(liability)
Prepayment and other current assets	$1,843	$1,973
Investment in subsidiaries and VIE	19,017,189	11,077,193
Total assets/(liability)	$19,019,032	$11,079,166

Shareholders’ equity
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 18,000,000 shares issued and outstanding	1,800	1,800
Additional paid-in capital	1,619,774	1,619,774
Statutory reserve	745,590	745,590
Accumulated Profits	16,945,947	8,270,889
Accumulated other comprehensive (loss)/income	(294,079)	441,113
Total shareholders’ equity	$19,019,032	$11,079,166

Condensed statements of income

	For the years ended March 31,
	2019	2018
Share of profit in subsidiaries and VIE	8,675,058	6,009,968
Income before income tax provision	8,675,058	6,009,968
Provision for income tax	-	-
Net profit	$8,675,058	$6,009,968

Condensed statements of comprehensive income

	For the years ended March 31,
	2019	2018
Net income	$8,675,058	$6,009,968
Other comprehensive income	(735,192)	722,635
Comprehensive income	$7,939,866	$6,732,603

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company's condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to our offer letters to independent directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In June 2019, we issued an aggregate of 18,000,000 ordinary shares to certain individuals and entities, including three officers of our company, for a total purchase price of $1,800 (or $0.0001 per share). Such issuance was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

II-1

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-2

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuxi, Jiangsu, People’s Republic of China, on         , 2019.

Skillful Craftsman Education Technology Limited

By:
	Name:	Xiaofeng Gao
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer and Director
Xiaofeng Gao	(principal executive officer)

Chief Financial Officer
Jun Liu	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Skillful Craftsman Education Technology Limited, has signed this registration statement or amendment thereto in Newark, Delaware on          , 2019.

Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director

II-4

EXHIBIT INDEX

Exhibit No.	Description of document
1.1***	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant

3.2*	Articles of Association of the Registrant

3.3***	Amended and Restated Memorandum of Association of the Registrant

4.1***	Form of Underwriters’ Warrant

5.1***	Opinion of Maples and Calder regarding the validity of ordinary shares being registered.

5.2***	Opinion of V&T Law Firm regarding PRC legal matters.

8.1***	Opinion of Maples and Calder regarding certain Cayman Islands tax matters

10.1**	Exclusive Business Cooperation Agreement, dated July 17, 2019, by and between Craftsman Wuxi and Wuxi Wangdao.

10.2**	Exclusive Purchasing Right Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao.

10.3**	Equity Interest Pledge Agreement, dated July 17, 2019, by and among Craftsman Wuxi, Xiaofeng Gao, Lugang Hua and Wuxi Wangdao.

10.4**	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Xiaofeng Gao.

10.5**	Authorization Agreement, dated July 17, 2019, by and among Craftsman Wuxi and Lugang Hua

10.6**	Letter of Spouse Consent by Xiaoping Zhou

10.7**	Letter of Spouse Consent by Haiyin Shi

10.8**	English translation of Service Agreement with China Adult Education Association, dated December 12, 2014, by and between Wuxi Wangdao and China Adult Education Association.

10.9**	English translation of Cooperation Agreement with China Adult Education Association, dated June 1, 2018, by and between Wuxi Wangdao and Higher Education Press Ltd.

10.10**	English translation of Cooperation Agreement with China Adult Education Association, dated February 19, 2014, by and between Wuxi Wangdao and China Adult Education Association.

10.11**	English translation of Promotion Agreement by and among Wuxi Wangdao, China Adult Education Association and Higher Education Press Ltd., dated June 6, 2018.

10.12**	English translation of Cooperation Agreement with Jimei University, dated January 7, 2014, by and between Wuxi Wangdao and Jimei University.

10.13***	Form of Employment Agreement between the Registrant and its executive officers

21.1**	List of Subsidiaries of the Registrant

23.1***	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

23.2***	Consent of Maples and Calder (included in Exhibits 5.1 and 8.1)

23.3***	Consent of V&T Law Firm (included in Exhibit 5.2)

99.1***	Consent of [Independent Director Nominee]

99.2***	Consent of [Independent Director Nominee]

99.3***	Consent of [Independent Director Nominee]

*	Previously field.

**	Filed herewith.

***	To be filed by amendment

II-5